Republic of Panama

This description of the Republic of Panama is dated as of September 30, 2002 and appears as Exhibit D to the Republic of Panama’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2001.

The fiscal year of the Government of the Republic of Panama (the “Government”) ends on December 31. The twelve-month period ended December 31, 2001 is referred to in this description of the Republic of Panama as “2001” and other years are referred to in a similar manner unless otherwise indicated. All references to “$” or “dollars” are to United States Dollars.

Totals in certain tables in this description of the Republic of Panama may differ from the sum of the respective individual items in such tables due to rounding.

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MAP

RECENT DEVELOPMENTS

The Economy

The GDP growth for 2002 is projected to be in the range of 1.0% to 1.5%, with the first quarter of 2002 registering growth of 0.8% compared with the first quarter of 2001, and the second quarter of 2002 registering growth of 1.0% compared with the second quarter of 2001. Inflation for the first half of 2002 is estimated at 0.8% and the Government anticipates that inflation for 2002 will be between 0.5 and 1.0%. The consolidated non-financial public sector balance is expected to show a deficit of approximately $150 million (1.5% of GDP) in 2002.

Panama has been affected by the general global economic downturn, and economic indicators continue to be mixed. Services, including government services, rose 5.6% and commerce 4.4% in the second quarter of 2002 year on year, but industrial production through June 30 fell 8% year on year, and the Colón Free Trade Zone and banking also showed declines during the same period of 9.6% and 3.6%, respectively, primarily due to financial difficulties in South American countries.

Exports of goods and services for the first half of 2002 decreased by 4.0% compared with the same period in 2001. Imports for the first half of 2002 increased by 3.7% compared with the same period in 2001.

On January 14, 2002, the Ministry of Economy and Finance announced the budget for 2002 under Article 270, which allows the 2001 budget to be automatically extended as the 2002 budget with certain required adjustments. Under this procedure, all items included in the government’s 2002 budget proposal relating to contractual obligations, debt service and investment as previously authorized are automatically approved. The 2002 budget contemplates total expenditures of $6,135 million, an amount that includes both the spending required by Article 270 and approximately $232 million of spending cuts from the 2001 budget as originally approved. The budget for 2003 was submitted to the National Assembly on September 25, 2002. The proposed budget takes into consideration the spending cuts proposed during the 2002 budget period, which are discussed below.

In February 2002, the Government implemented a spending cut of $355 million. In the first half of 2002, the non-financial public sector registered a deficit of 2.7%, mainly attributed to an increase in medical services and personnel in the social security system. In June 2002, the Government implemented an additional spending cut of $150 million, and on June 26, 2002 the Government implemented a hiring freeze for the public sector, with the aim of achieving a fiscal deficit target of between 1.0% and 1.5% of GDP for 2002. In order to ensure compliance with the Fiscal Responsibility Law discussed below, on September 18, 2002 the cabinet announced spending cuts totaling $190.7 million to be spread broadly among central government operations and other public sector entities (decentralized institutions).

In the first half of 2002, the National Dialogue (the discussions among government, the business sector, representatives of workers and opposition parties) resulted in an agreement on the use of the fund, in which proceeds generated from certain privatizations are deposited (the “Development Trust Fund”). The agreement is reflected in the Fiscal Responsibility Law, which was signed on May 7, 2002. The law sets targets for the ratio of total debt to GDP at 50% and the ratio of external debt to GDP at 35% and provides a mechanism to meet those targets over the medium term. To facilitate debt management, the law allows the government to invest up to 100% of the capital of the Trust Fund in Panamanian bonds. The law also provides for several large infrastructure projects, which are expected to stimulate employment starting in 2003. These projects include the widening of the inter-American highway, irrigation projects, and projects aimed at increasing the supply of potable water.

Panama has announced $145 million in investments in various water projects over the next two years to strengthen IDAAN, the national water company. Panama has also announced a $160 million project to build a second bridge over the Panama Canal.

As of August 31, 2002, external debt decreased to $6,137.16 million from $6,262.81 million as of December 31, 2001. The ratio of external debt to GDP as of August 31, 2002 was 54.5%.

In an effort to promote the development of Panama’s capital market, in 2002 the Government initiated a program of Treasury Note issuances. In three monthly auctions, Panama has issued $123.6 million of 7.25% Treasury Notes due 2005.

On January 16, 2002, Panama issued $180 million principal amount of its 9.375% Global Bonds due 2012 in exchange for warrants that Panama had issued previously in connection with its July 13, 2001 tender offer. On July 19, 2002, Panama issued $150 million principal amount of its 9.375% Global Bonds due 2012 in a reopening of that issue. On September 19, 2002, Panama issued $170 million principal amount of its 9.375% Global Bonds due 2012 in an additional reopening of that issue.

In July 2000, Panama entered into a $30.0 million loan agreement with the International Commercial Bank of China, the proceeds of which are intended to be used to decrease poverty levels. The final three disbursements were made in one payment of $22.5 million in June 2002.

Political Developments

On September 1, 2002, the Government regained a working majority in the National Assembly on key economic issues. The Government remains committed to carrying out tax reform and social security reform, and anticipates pushing for tax reform and social security reform in the National Dialogue and using its working majority in the National Assembly to obtain passage of the resulting draft legislation. The Government will ask the National Dialogue to focus first on tax reform.

International Trade

In April 2002, Panama entered into the Panama-El Salvador Free Trade Pact, which covers about 85% of both countries’ output. This agreement is subject to ratification by both countries. Panama also negotiated an agreement in principle with Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua to work towards a Central American free trade zone by 2005. Panama expects that the countries will sign this agreement in 2003. In addition, Panama is negotiating bilateral trade agreements with each of Guatemala, Honduras and Costa Rica. Panama expects to enter into bilateral trade agreements with each of Nicaragua and the Dominican Republic before the end of 2002. Panama expects to enter into a bilateral trade agreement with Mexico in 2003.

In June 2002, Panama announced the creation of the Baru Free Trade Zone, located in the District of Baru, in the western province of Chiriqui. The objective of the creation of the Baru Free Trade Zone is to facilitate commercial access to and from markets in the Pacific, Central America, Mexico and the West Coast of the United States.

In April 2002, the Organization for Economic Cooperation and Development (OECD) removed Panama from the list of countries that it considers uncooperative tax havens. As part of an agreement with the OECD, Panama has pledged to improve the transparency of its tax system, and to provide tax information to the OECD member countries.

The Unit of Financial Analysis (UAF) of Panama has signed letters of understanding with regulatory bodies in eleven other countries in Latin America and the Caribbean to prevent money laundering. The letters of understanding pave the way for greater cooperation between countries in order to facilitate the exchange of information.

IMF Relationship

The IMF concluded its Article IV review of Panama in July 2002. IMF and Government representatives met in April 2002 following the expiration of its most recent stand-by agreement in March

2002. The Government began conceptual discussions with the IMF about a possible new standby facility in mid-August 2002. These conversations are scheduled to resume in late September 2002.

The Panama Canal

The Panama Canal Authority forecasts $154.1 million in government revenues from the Canal in 2002. Toll revenues rose 4% through June 2002 compared with the same period in fiscal 2001. Toll revenues for fiscal 2001 were $573.6 million, a decline of 1.4% over fiscal 2000. In June 2002, the Panama Canal Authority announced proposed changes to the existing toll structure, which would include an average 8% increase in tolls, toll fees based on vessel tonnage and a fee for locomotive usage based on the number of locomotive cables required. The Panama Canal Authority anticipates implementing the fee structure in October 2002.

The Panama Canal Authority investment plan for 2002 through 2004 totals more than $350 million, of which $110 million is expected to be incurred during 2002. The Canal Authority is currently working on a five year plan which would include such major projects as deepening and widening sections of the Canal, the Gatun Lake project, acquisitions of tows and engines, rehabilitation of railways for towing engines and increasing capacity of the potable water system. No budget has yet been set for these projects.

In June 2002, Panama agreed to annul the $22.2 million annual rental payments paid by a subsidiary of Hutchinson Whampoa, Ltd, the company that was granted the concession to operate the terminals at either end of the Panama Canal. The annulment was granted in view of Hutchinson’s new investments in expanding the terminals.

TABLE NO. 1

Selected Panamanian Economic Indicators(1)

The following table sets forth Panama’s principal economic indicators for the years 1997 through 2001:

	1997(R)	1998(R)	1999(R)	2000(R)		2001
Economic Data:
Gross Domestic Product (millions, 1982 constant dollars)	$6,658	$6,947	$7,152	$7,346	(P)	$7,635	(E)
GDP (% change, constant dollars)	4.5%	4.4%	3.2%	2.5	% (P)	0.3	% (E)
Service Sector (% change, constant Dollars)(2)	4.8%	4.7%	4.7%	4.1	% (P)	1.7	% (E)
Other (% change, constant dollars)(3)	3.8%	5.3%	0.2%	(1.0	)%(P)	(4.1	)%(E)
Population (millions)	2.72	2.76	2.81	2.85		2.90
Consumer Price Index (% change)(4)	(0.5)%	1.4%	1.5%	0.7%		0.0%
Unemployment	13.4%	13.6%	11.8%	13.3%		13.7%

Public Finance:
Total Consolidated Nonfinancial Public Sector Revenues (millions)	$2,513	$2,591	$2,802	$2,877		$2,946
Total Consolidated Nonfinancial Public Sector Expenditures (millions)(5)	$2,259	$2,577	$2,613	$2,599		$2,685
Overall Surplus (Deficit)(millions)	$(28)	$(275)	$(138)	$(80)		$(147)
As % of Current GDP	(0.43)%	(2.9)%	(1.4)%	(0.8	)%(P)	(1.4	)%(E)
Central Government Surplus (Deficit) (millions)	$(32)	$(461)	$(228)	$(129)		$(201)
As % of Current GDP	(0.4)%	(5.0)%	(2.4)%	(1.3	)%(P)	(2.0	)%(E)
Public Debt (at December 31):
Internal Debt (millions)	$1,718	$1,739	$2,216	$2,128		$2,138
External Debt (millions)	$5,051	$5,349	$5,568	$5,604		$6,263
Total Public Debt (millions)	$6,768	$7,087	$7,784	$7,732		$8,401
Public Debt (as % of Current GDP)
Internal Debt	20%	19%	23%	21	%(P)	21	%(E)
External Debt	58%	57%	58%	56	%(P)	61	%(E)

Trade Data:
Exports (f.o.b.) Goods (millions)(6)	$6,655	$6,350	$5,300	$5,837		$5,884
Imports (c.i.f.) Goods (millions)(6)	$(7,356)	$(7,711)	$(6,715)	$(7,027)		$(6,710)
Merchandise Trade Balance (millions)	$(700)	$(1,362)	$(1,415)	$(1,290)		$(826)
Current Account Surplus (Deficit) (millions)	$(604)	$(1,176)	$(1,376)	$(933)		$(500)
Overall Balance of Payments Surplus (Deficit) (millions)(7)	$341	$(463)	$(148)	$(328)		$(304)
Total Official Reserves (millions, at December 31)(8)	$1,148	$938	$805	$707		$1,075

(P)	Preliminary figures.
(R)	Revised figures.
(E)	Estimated figures.
(1)	All monetary amounts in millions of U.S. dollars at current prices, unless otherwise noted.
(2)	Including real estate, public administration, commerce and hospitality, financial services, Colón Free Trade Zone (“CFZ”), Panama Canal and public utilities.
(3)	Including manufacturing, agriculture and construction.
(4)	End of period.
(5)	Excluding external interest.
(6)	Including CFZ.
(7)	Figures were calculated pursuant to the V Version of the Balance of Payment Manual prepared by the IMF.
(8)	See “Public Finance—International Reserves” for components.

Sources: Directorate of Analysis and Economic Policies (as of May 31, 2002), Office of the Comptroller General, Banco Nacional de Panama (“BNP”) and Ministry of Economy and Finance.

THE REPUBLIC OF PANAMA

Area and Population

Panama is a republic located on the narrowest point of the Central American isthmus, which connects the continents of North America and South America. It has a coastline of approximately 1,868 miles on the Caribbean Sea and Pacific Ocean, and is bordered on the east by Colombia and on the west by Costa Rica. Panama has a national territory of approximately 29,157 square miles situated within its coastline and 345 miles of land borders, and includes numerous coastal islands. The Panama Canal, one of the most important commercial waterways in the world, which connects the Atlantic and Pacific Oceans, bisects the country running northwest to southeast. Panama’s climate is primarily tropical.

As of December 31, 2001, Panama had an estimated population of 2.9 million and a population density of 38.4 people per square kilometer. During the period 1997-2001, the population grew by an average of 1.6% per annum. Approximately 64.1% of Panama’s population lives in cities and towns with more than 1,500 inhabitants, and 10.0% of the population is indigenous, some of whom are seeking greater autonomy from the Government. Of the Panamanian population, 32.0% is under 15 years of age, 62.0% is between the ages of 15 and 64, and 6.0% is over the age of 65. Average life expectancy in Panama is 74.7 years. The 2001 infant mortality rate was estimated at 21.4 per 1,000 births. Panama’s official language is Spanish.

Panama’s per capita GDP for 2001, expressed in current prices, was approximately $2,542. Education indicators show that Panama maintains an adult literacy rate of approximately 92.3%. During the period 1997-2001, the Government spent an average of 3.9% of GDP and 22.6% of Central Government expenditures on education. In 2001, 37.3% of the population was considered to be living in poverty (which is defined as annual expenditure per capita below $905) while 18.8% was considered to be living in extreme poverty (annual expenditure per capita below $519).

Panama City, Panama’s capital and its largest city, is the political, financial, commercial, communications and cultural center of Panama. As of December 31, 2001, Panama City’s estimated population was 708,438. Other principal cities are San Miguelito, a suburb of Panama City (estimated population, 293,745), and Colón, located at the northern terminus of the Panama Canal (estimated population, 204,208).

Historical Information

Panama gained its independence from Spain in 1821 and subsequently joined the Confederation of Greater Colombia, from which Panama declared its independence on November 3, 1903. Several weeks after independence, Panama signed the Hay/Bunau—Varilla Treaty with the United States (“U.S.”), which, among other things, granted the U.S. the right to occupy a ten-mile wide zone and a concession for the construction, maintenance, operation and protection of the Panama Canal (the “Canal Zone”). See “The Panama Canal—General.”

Panama adopted its first constitution in 1904, and, between 1904 and 1968, Panama generally experienced social and political stability and economic growth under a constitutional democracy. During the period immediately following World War II, the Panamanian military interfered with the civilian government, although this interference largely ended by the mid-1950s. Constitutional government continued until October 1968, when the National Guard successfully mounted a military coup and replaced the civilian government. Although the military made nominal efforts during the late 1970s to return to civilian government, the military generally remained in control of the Government until 1989.

Issues related to control of the Panama Canal and the Canal Zone caused considerable unrest in Panama. In 1977, following 13 years of negotiations, Panama signed treaties with the U.S. that provided for abolishing the Canal Zone in 1979 and the eventual turnover of the Panama Canal to Panama in 1999. See “The Panama Canal—The Canal Treaty of 1977.”

In 1983, General Manuel Antonio Noriega (“Noriega”) became Commander of the National Guard and assumed effective control of the Government. In the spring of 1987, a political crisis galvanized Noriega opponents and resulted in the formation of a major civilian protest and opposition movement widely supported by civilian organizations, political parties and the business community. This political crisis evoked an economic crisis as well. See “The Panamanian Economy—Economic Performance—1987 through 1989.”

In response to the ensuing political crisis, in March 1988, the U.S. suspended its Agency for International Development (“AID”) programs to Panama and blocked preferential sugar quotas causing further economic disruption. The U.S. imposed additional economic sanctions that year, including a freeze on all U.S. payments for the Panama Canal (at that time, approximately $6 million per month), an order prohibiting American citizens and companies from making payments to the Government and a freeze on all Government accounts (and certain additional assets) in the U.S.

In December 1989, relations between Panama and the U.S. deteriorated, culminating in a U.S. military intervention that resulted in the removal of Noriega. Mr. Guillermo Endara (“Endara”), who had been elected by a significant majority of the popular vote earlier in the year, was subsequently sworn in as President.

Since the end of 1989, Panama has enjoyed political and economic stability under democratically elected governments. Relations with the U.S. have been fully restored. Endara finished his presidential term, and in the spring of 1994, orderly national elections were held. Mr. Ernesto Pérez Balladares (“Pérez Balladares”), who was elected President with 33% of the vote in May 1994, finished his presidential term in August 1999, and Mireya Moscoso, who was elected in the latest election, took office on September 1, 1999. The Panamanian military was disbanded in 1990, and, in 1994, by constitutional amendment, the military was abolished. Costa Rica, Panama’s western neighbor, also does not have a military. If Panama were attacked by a foreign force and the neutrality of the Panama Canal were jeopardized, the U.S. would have the right under treaties related to the Panama Canal to take measures to protect the neutrality of the Canal. The national police force of Panama also has certain defensive capabilities.

Form of Government and Political Parties

Panama is a republic with a representative form of government. In 1972, the original version of the current Constitution was adopted (the fourth in Panama’s history), setting forth the structure of the Government, individual and collective rights and duties, and the division of powers among the executive, legislative and judicial branches.

Executive power is vested in the President and the presidentially-appointed Ministers, who constitute the Cabinet. The President, the First Vice-President and the Second Vice-President are each elected by direct, universal suffrage for a term of five years. The President and Vice-Presidents may not be reelected to the same office within 10 years after the expiration of their term. In the event the President is unable to finish a term, the First Vice-President would succeed to the presidency.

National legislative power is vested in the Assembly, Panama’s 71-member unicameral legislative body. The full Assembly is elected by universal suffrage every five years. Members of the Assembly are not subject to limits on the number of terms in office to which they may be elected. The Assembly has, among other powers, the power to enact legislation, ratify treaties, approve the budget and ratify the appointment of the Comptroller General, the Attorney General and justices of the Supreme Court of Justice (the “Supreme Court”). To be enacted, legislation must be approved after three separate readings by a majority of all legislators or by a majority of legislators present at the session, depending on the substance of the legislation being enacted. The President may veto bills adopted by the Assembly, but the Assembly may override Presidential vetoes by a vote of two-thirds of its members. Pursuant to the Constitution, the Assembly may empower the President and the Cabinet to adopt legislation when the Assembly is not in session. The Assembly has the power to amend the Constitution. Amendments to the Constitution may be adopted either by a majority vote of all legislators in two different Assemblies or by a majority vote of all legislators in two sessions of the same Assembly and a public referendum.

The most recent national elections were held on May 2, 1999 in which twelve political parties participated. Mireya Moscoso was elected president for a five year term with 45% of the vote. A seven-party coalition led by the Partido Arnulfista (“PA”) won 36 of 71 seats in the Assembly (18 of such seats were held by PA members). This coalition was built to support the legislative agenda of the Moscoso administration. The Partido Revolucionario Democratico (“PRD”) won 34 seats in the 1999 elections, and the PRD has generally functioned in opposition to the PA’s coalition. On September 1, 2000 the opposition party (PRD) gained a majority in the Assembly when two legislators from the Christian Democratic Party and one legislator from the Solidarity Party joined the PRD. As of December 31, 2001, this alliance retained a majority in the Assembly. Historically, there have been few material ideological differences among the significant political parties in Panama. To some extent, the PRD has tended to enjoy more support in urban areas while the PA has had more rural support. However, the primary distinctions among political parties have tended to be associated with the personalities involved in their leadership.

The next elections for President and the Assembly are scheduled for May 2004. Currently, there are constitutional provisions prohibiting the reelection of a president within ten years after the expiration of his or her term. The current administration, which will serve until August 31, 2004, has overseen the remaining reversion of facilities in the former Canal Zone, and the return of the Canal itself at the end of 1999, to Panama under the 1977 Panama Canal treaties with the U.S. See “The Panama Canal.”

Judicial power is vested in the Supreme Court and various lower tribunals. The President appoints the nine justices of the Supreme Court for staggered 10-year terms, with two justices being selected every two years, subject to ratification by the Assembly. Lower court judges are appointed by the Supreme Court. The judicial branch prepares its own budget and sends it to the executive branch for inclusion in the general budget presented to the Assembly for approval. The Supreme Court is the final court of appeal and has the power to declare null and void laws, regulations or other acts of the executive or legislative branches that conflict with the Constitution.

Panama is administratively divided into nine provinces and three territories. In each province, executive power is exercised by a governor who is appointed by the President. There are no provincial legislative or judicial bodies. Provincial governments do not have their own independent budgets. Within each province are municipalities that are, in turn, divided into precincts. Each municipality has a municipal council and a mayor, who exercises executive power. Mayors and members of municipal councils are elected by direct, universal suffrage for five-year terms. Municipalities levy and collect municipal taxes and adopt their own budgets for financing local projects.

Foreign Affairs and International Organizations

Panama maintains diplomatic relations with 216 countries. Panama is a charter member of the U.N. and a member of various other international organizations, including the IMF and the IDB. Panama is a founding member of the Organization of American States and is also a member of the International Bank for Reconstruction and Development (the “World Bank”) and the World Bank affiliates, the International Finance Corporation (the “IFC”) and the Multilateral Investment Guaranty Agency (“MIGA”) as well as a member of the San José Pact. On October 2, 1996, Panama signed the World Trade Organization (“WTO”) accession protocol and submitted it to the Assembly for ratification. On June 18, 1997, the Assembly ratified the WTO accession protocol, and shortly thereafter the protocol was signed by the President. Panama’s WTO membership became effective on September 6, 1997.

Panama consults with various international agencies, such as the IDB, the World Bank and the IMF, regarding its economic program, objectives, projections and policies. In recent years, Panama has utilized the IDB, the World Bank and the IMF for significant external financing. See “Public Sector Debt—External Debt.”

THE PANAMANIAN ECONOMY

General

Panama’s unique geographic position, service economy (including the Panama Canal) and monetary regime anchored on the use of the U.S. dollar as legal tender are major factors in Panama’s economic performance.

Panama has used the U.S. dollar as its legal tender since shortly after gaining its independence. The national currency, the Balboa, is used primarily as a unit of account linked to the U.S. dollar at a ratio of one dollar per one Balboa. The Government does not print paper currency, although a limited amount of coinage is minted. Panama’s monetary system is based on its Constitution (beginning with the 1904 Constitution, which established the Balboa) and Panamanian laws expressly recognizing the U.S. dollar as legal tender. There are no Panamanian foreign exchange controls or reporting requirements, and capital moves freely in and out of the country, without local currency risk. Under Panama’s unique monetary system, foreign exchange reserves are not needed to support the currency.

The absence of a national printed currency and a Balboa exchange market causes the balance of payments to be less important than fiscal policy as an indicator of the Government’s external debt service capacity. Surpluses and deficits in the balance of payments have less effect than public sector fiscal surpluses and deficits on the accumulation and drawdown of Government reserves available for sovereign debt service. Moreover, this monetary system imposes considerable discipline on Panamanian authorities in the areas of monetary and fiscal policy. Panama is limited in its ability to conduct a stimulative monetary policy and can finance public sector deficits only through borrowing. From 1997 through 2001, the nonfinancial public sector’s deficits averaged only 1.2% of GDP. Over the same period, Panama experienced an average annual rate of inflation, as measured by the CPI, of 1.0%.

The Panamanian economy is dominated by a large service sector, which in recent years has represented more than three-quarters of GDP. The manufacturing and agricultural sectors represent far smaller percentages. Historically, the Panamanian economy has been characterized by an imbalance between the open, internationally oriented service sector and the fairly closed manufacturing and agricultural sectors, where productivity has been considerably lower and government polices in recent decades have impeded efficient resource allocation. See “Structure of the Panamanian Economy—Principal Sectors of the Economy.”

While much of the service sector economic activity is represented by activities associated with public administration, commerce and real estate, the significant, internationally oriented activities of this sector distinguish the Panamanian economy. The Panama Canal has played a significant role in the economy, accounting for approximately 6% of GDP since the 1980s. In 1996, commercial oceangoing traffic registered the highest volume in the Canal’s history, and in 2001, toll revenue was $573.6 million. The withdrawal of the U.S. military and reversion of facilities in the former Canal Zone, culminating with the reversion of the Canal itself at the end of 1999, have had, and can be expected to continue to have, substantial fiscal and macroeconomic impacts on Panama and its economy. See “The Panama Canal—Reversion of the Canal Area to Panama.”

Another significant and distinctive factor in the Panamanian economy is the Colón Free Trade Zone, a tax-favored export and import trading zone located near the Atlantic entrance to the Canal, which has accounted for approximately 6% of GDP since 1997. See “The Colón Free Trade Zone.” As a result of the dollar-based economy, the international trade associated with the Panama Canal, the CFZ and certain legislative initiatives, Panama has also developed an important banking sector that has represented at least 10.9% of GDP since 1997. There is no lender of last resort or deposit insurance in Panama. See “Financial System—The Banking Sector.”

The Pérez Balladares administration had pursued a development and reform plan based, in part, on certain of the economic and social measures initiated by the previous administration as well as designing and implementing new policies with a view to achieving economic diversification, modernizing Panama’s infrastructure, opening the domestic economy to international competition and liberalizing markets. The Government also sought to increase public sector revenues through economic growth by adopting measures designed to increase investment incentives and improve the competitiveness of local industry. The Moscoso administration’s development plan has focused on improving social conditions in Panama, for example by implementing poverty-reduction programs, improving the quality of public education, building and repairing schools and increasing spending on health care.

Reforms and Development Programs

In September 1994, the Pérez Balladares administration announced its development plan, Desarrollo Social con Eficiencia Económica (Social Development with Economic Efficiency) (the “Development Program”). The Development Program acknowledged that Panama’s public sector had imposed inefficiencies and rigidities on the economy, which had significantly curtailed investment, including an inflexible labor code, various barriers to free trade including high import duties and non-tariff measures, price controls, discriminatory tax policies and high cost public utility monopolies. These conditions, in turn, had adversely affected the social conditions and development of Panama. The principal initial objectives of the Pérez Balladares administration and the Development Program were: Panama’s accession to the WTO and the associated trade liberalization measures which accession would require; maintenance of fiscal discipline and internal savings; normalization of external debt; privatization; revision of Panama’s inflexible labor code; elimination of price controls; establishment of antitrust authorities; expansion of educational programs; development of health and housing programs to ease Panama’s severe poverty and unemployment; and infrastructure improvements. The Pérez Balladares administration achieved many of its legislative objectives in a number of these areas.

In September 1999, the Moscoso administration announced its initial development plan, Nuestro Compromiso para el Cambio (“Our Commitment for Change”). In December 1999, the Moscoso administration proposed, as a complementary plan to Nuestro Compromiso para el Cambio, the development plan Desarollo Económico, Social y Financiero con Inversión en Capital Humano (Economic, Social and Financial Development with Investment in Human Capital) (the “Economic Development Plan”). The Economic Development Plan focused on implementing policies designed to help reduce the level of debt, implement a social investment program and help reduce the level of poverty. The Economic Development Plan originally contemplated the sale of the Government’s remaining interest in Cable & Wireless (Panama) S.A. (“C&W Panama”) and the use of the Development Trust Fund, the trust fund in which proceeds generated from certain privatizations are deposited and managed, to retire certain external debt of the Republic and finance certain social development programs.

Privatization.    The Pérez Balladares administration pursued partial privatization of the sizable state sector of the economy. Under a previously adopted privatization framework law, interests in seventeen enterprises and concessions have been sold since 1990, raising a total of $1.65 billion. Generally, entities were slated for privatization based on whether they performed customary governmental functions and in order of the complexity which would be involved in the privatization process. More straightforward privatizations were undertaken first while certain more complex transactions requiring special legislation and the restructuring of operations and organizations prior to completion were undertaken later or are still in progress. The scheduling of privatizations has been an evolving process since adoption of the first legislation. Most significantly, in the telecommunications area, in May 1997, the Pérez Balladares administration completed the partial privatization of the landline telephone company, INTEL, through the sale of a 49% interest and management control to C&W Panama. The Economic Development Plan originally included a proposal for the sale of the Government’s remaining 49% interest in the successor entity to INTEL, C&W Panama. However, after review, the Government decided to maintain its interest in C&W Panama. On June 27, 2000, the Assembly approved Law No. 22 which approved the use of the Development Trust Fund principal for social development programs (“Law No. 22”). See “Structure of the Panamanian Economy—The Role of the Government in the Economy” and “Public Finance—Central Government Budget.” In February 1996, a $72.6 million concession was granted to a consortium that includes an affiliate of BellSouth International, Inc. (the “BellSouth Consortium”) for Panama’s first cellular telephone service.

In February 1995, the Assembly passed legislation allowing the electric utility, Instituto de Recursos Hidráulicos y de Electrificación (“IRHE”), to purchase energy from private suppliers. In February 1997, legislation was approved by the Assembly authorizing the restructuring and privatization of IRHE. In October 1998, 51% of the stock of the three IRHE distribution companies was sold for an aggregate of $302 million, and in January 1999, the stock of the four IRHE generation companies was also sold for a total of $302 million. In May 1998, privatization legislation with respect to water and sewage utilities was revised and approved by the Cabinet pursuant to the Assembly’s delegation of legislative powers to the executive branch for this purpose. Operation of certain major Government-owned ports is being turned over to the private sector through concessions, while new port facilities are being built and managed by private sector concessionaires. In September 1999, the Moscoso administration announced that it would not privatize IDAAN. In September 2000, the Moscoso administration entered into an agreement with the IFC to study investment opportunities for former U.S. military bases such as Forts Howard, Kobbe and Sherman. The privatization of Panama City’s Tocumen International Airport and the Panama City Convention Center are still under discussion. See “Structure of the Panamanian Economy—The Role of the Government in the Economy.”

Trade Liberalization.    Developments in trade liberalization received new impetus under the Pérez Balladares administration. On October 2, 1996, Panama signed the WTO’s accession protocol, the Assembly ratified the WTO’s accession protocol on June 18, 1997 and on July 15, 1997, the President signed the protocol making it law. The accession became effective September 6, 1997. Panama had begun lowering its duties and quantitative restrictions in anticipation of WTO accession, although significant duties permitted under WTO rules remain in place for certain products. On January 1, 1997, a series of measures became effective generally providing for the: (i) conversion of all existing quotas and import permits to ad valorem tariffs; (ii) conversion of all remaining specific or mixed tariffs to ad valorem tariffs; and (iii) setting of a tariff ceiling of 40% for industrial products and 50% for agro-industrial products. A major piece of legislation designed, in part, to remove barriers to Panama’s accession to the WTO, the Ley de Universalizacíon de Incentivos Tributarios a la Producion (“LUIT”), was passed by the Assembly in June 1995. As of September 1, 1997, tariffs were reduced to 10% for components of bread, cooking oils and numerous construction industry inputs, including steel and cement. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions.” The Ministry of Planning and Economic Policy, now the Ministry of Economy and Finance, retained a consultant to study further lowering of duties, below those agreed to with the WTO, and on October 10, 1997, the Cabinet approved additional reductions of tariffs on certain specific products to 15%. The Moscoso administration increased tariffs for certain agricultural products in October 1999. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions.” In May 2001, after a year of negotiations, Panama reached a preliminary free trade agreement with a number of Central American countries (including Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua.) The agreement is aimed at diversifying the commercial market and services in the region, eliminating trade barriers and increasing investment. Panama must still negotiate some terms of the agreement with several countries, and the agreement has to be approved by the appropriate governmental bodies in each member country before it becomes effective. Panama is also negotiating bilateral free trade agreements with each of Mexico and El Salvador. The agreement aims to eliminate trade barriers between Panama and each country and provides for the removal of all tariffs on the exchange of at least 81% of manufactured products between each country, although agriculture products that are produced in each country are excluded. In December 2001, Panama began negotiations toward a free trade agreement with Taiwan. The agreement is expected to encompass such areas as agricultural markets and services, and export and import tariffs between the two countries. Additional rounds of negotiations are expected in mid-2002, with a finalized agreement expected for 2003.

Other Economic Reforms.    Other areas of economic reform during the Pérez Balladares administration included elimination of virtually all price controls, adoption of a competition law addressing antitrust, consumer protection and other issues and establishment of a public utility regulatory body and adoption of securities laws. Under the Moscoso administration, reforms have included strengthening anti-money laundering legislation, promoting investment in infrastructure and services in order to stimulate private investment in the interior and tightening Governmental fiscal responsibility and accountability. See “Structure of the Panamanian Economy—The Role of the Government in the Economy.”

Fiscal Reforms.    To enforce fiscal discipline and budgetary compliance, the Government has established special review procedures for public sector expenditures. See “Public Finance—Central Government Budget.” In addition, the LUIT removes some of the fiscal mechanisms used to disfavor foreign competition in the domestic economy and eliminates certain tax exemptions and fiscal incentives which are believed to have led to distortions in the economy. The LUIT reduces the maximum tax rate applicable to most corporations for non-CFZ income and reforms the tax subsidies and incentives regime by generally granting all enterprises, regardless of size, similar tax abatements on imports of manufacturing inputs and investments in capital goods. Previously, many of these subsidies and incentives were available only to a specified class of manufacturers. In addition, the LUIT authorizes the gradual elimination by 2003 of tax exemptions and subsidies, either direct or indirect, for activities that substitute imports. The Moscoso administration expects to present to the Assembly tax reform legislation that would allow the Government to collect taxes on heretofore non-taxable items, widen the range of goods subject to the value-added tax, raise the level of income required for exemption from income tax from $300 to $800 per month, crack down on tax evasion, increase the income tax on banks and simplify and rationalize the tax system. See “Public Finance—Taxation.”

External Debt Normalization.    In May 1995, Panama agreed to terms with its Bank Advisory Committee for a Brady Plan restructuring of its medium- and long-term commercial bank debt, and the restructuring was successfully closed in July 1996. Petroleum import debts to Mexico and Venezuela under the San José Pact were also settled in 1996. Panamanian public sector borrowers have restructured substantially all of the external debt on which they defaulted in 1987 and normalized relations with their external creditors. See “Public Sector Debt—External Debt.”

Labor Code.    In order to facilitate labor market flexibility, in August 1995, the Assembly adopted substantial amendments to Panama’s Labor Code, which eased restrictions in areas such as termination of employees and payment of incentives. Prior to these amendments, the Labor Code significantly and adversely affected the development of the private sector economy and discouraged foreign investment. See “Employment and Labor—The Labor Code.”

Social Developments.    Panama’s social spending generally does not involve income subsidies or other welfare benefits but rather focuses on spending in the social sectors of health, education and housing. Together, these areas represented nearly 40% of 1996 government expenditures. In July 1995, a reform of the Organic Law of Education was adopted, which, among other things, changed the structure of the Ministry of Education, provided for increased expenditures in education and increased investment in infrastructure and teacher training. In the summer of 1997, a special session of the Assembly adopted and the President signed legislation authorizing a reorganization and decentralization of education programs. In July 1997, the IDB approved a $58.1 million loan aimed at improving the education sector, and Panama entered into an agreement with the IDB in December 1999 pursuant to which the IDB provided a $48.8 million loan aimed at improving living conditions in certain poverty-stricken communities in Panama. Further, in December 1997, the World Bank provided a $23 million loan in connection with addressing natural resources and rural poverty issues and in August 1997, the World Bank provided a $28 million loan to improve infrastructure in poor rural communities. Law No. 22 provided that up to $559,000,000 of the Development Trust Fund may be disbursed as follows: $200 million in 2001, $178 million in 2002, $95 million in 2003 and $86 million in 2004 in accordance with a disbursement schedule presented to the Ministry of Economy and Finance. These disbursements are to be used to finance social development programs in specified areas, including agriculture, health and transportation. In 2001, $200 million of the Development Trust Fund was disbursed, of which $103 million was principal and $97 million was interest.[1] In April 2001 Panama entered into a loan agreement with the World Bank whereby Panama received a $47.9 million loan. The loan will finance a land administration program that will provide equitable access to land and provide land administration services in selected rural, semi-urban and urban areas.

[1]	With the passage of the Fiscal Responsibility Law, the amounts originally scheduled for disbursement after June 2002 through 2004 will not be so disbursed.

Environmental Law.    In 1998, the Assembly enacted the Ley General del Ambiente y de los Recursos Naturales (the “Environmental Protection Law”). The Environmental Protection Law created the Autoridad Nacional del Ambiente y los Recursos Naturales (“ANAM”), an autonomous administrative agency, which regulates the use of natural resources in local areas and assists in protecting the environment on the local level. The Environmental Protection Law also created the Consejo Nacional del Ambiente (the “National Environmental Council”), a governmental agency headed by three government ministers. The National Environmental Council advises the Government on appropriate national environmental policy for Panama. In addition to creating the foregoing agencies, the Environmental Protection Law established standards, sanctions and other provisions to protect more effectively the environment in Panama. In December 1999, Panama entered into an agreement with the IDB pursuant to which the IDB provided a $15.8 million loan to ANAM to regulate and manage environmental projects in Panama.

Infrastructure.    Through the privatization of major public utilities, the Government seeks significant improvements in Panama’s infrastructure. In 1994, with financial assistance from the World Bank and the IDB, the Government began two five-year road construction and rehabilitation programs. As of December 31, 2001, both programs remain in operation; the program funded by the World Bank has been extended to September 2003, and the program funded by the IDB has been extended to May 2003. The Government is also expanding the highway network through administrative concessions for toll road projects. See “Structure of the Panamanian Economy—The Role of the Government in the Economy.” The Government entered into an agreement to build more than a dozen highway overpasses in Panama City and entered into a financing arrangement for this construction which has been guaranteed by Great Britain’s Export Credits Guarantee Department. In January 2000, a two-lane addition to the Pan American highway was completed, extending from La Chorrera to San Carlos, west of Panama City. In November 2000, the Government, with the assistance of a $72 million dollar loan from the IDB, began a five-year program to install electrical transmission lines to transmit electrical power generated by hydroelectric plants in the countryside to urban areas.

Puebla-Panama Plan.    In June 2001, Panama, together with Mexico, Nicaragua, Guatemala, Honduras, El Salvador, Belize and Costa Rica signed the Puebla-Panama Plan, a development plan supported by $2 billion in loans from the Inter-American Development Bank and other multilateral organizations which will be used for the overall project, and disbursed directly to private investment and infrastructure. The development would include joint management of natural resources and infrastructure projects such as highways, roads, electricity, seaports, airports, gas pipelines and communications as well as a plan for environmental protection.

Prevention of Money Laundering and Other Crimes.    The Pérez Balladares administration, with international encouragement and support, targeted certain illegal activities, including money laundering, corruption and drugs, for reduction and elimination. The Moscoso administration has continued to target these illegal activities. The Development Program itself was designed to reduce opportunities for corruption, and the Pérez Balladares administration took several significant actions in the area of money laundering. Legislation adopted in 1994 mandated forfeiture of proceeds derived from money laundering, while a decree issued that year by the Pérez Balladares administration required resident agents of corporations to know the identity of the corporation’s beneficial owners. In June 1995, the Financial Analysis Unit (“UAF”), an independent investigative unit reporting to the President, was created to monitor certain financial transactions. Banks, casinos, financial institutions, exporters and others are required to report to the UAF cash transactions exceeding $10,000. Additionally, new banking legislation was enacted which has tightened controls and supervision of various banking activities. See “Financial System—The Banking Sector.” The Government has collaborated with other nations, including the U.S. and Canada, in several investigations and prosecutions related to drug smuggling and money laundering. On February 29, 2000, the U.S. certified Panama under applicable U.S. law as having adequately complied with the U.N. Convention Against Illicit Traffic in Narcotic Drugs and Psychotropic Substances. On June 22, 2001, the OECD’s Financial Action Task Force on Money Laundering (FATF) removed Panama from its list of countries and jurisdictions that are non-cooperative in the fight against money laundering.

Economic Performance—1997 Through 2001

Economic Performance in 1997.    Growth of the Panamanian economy increased during 1997, with an increase in real GDP of 4.5%, following 1996’s growth of 2.8%. Among the principal sectors of the economy responsible for such growth during 1997 were the CFZ, tourism, ports, mining and fishing production. The CFZ’s contribution to GDP increased 16.4% from 7.7% of GDP in 1996 to 8.6% of GDP in 1997. This increase was principally the result of the removal of merchandise taxation in the CFZ and a significant reduction in the cost of using the CFZ’s port facilities for handling and shipping of imports and re-exports. Commerce and hotels grew by 4.2% in 1997 because of the increase in the average consumer income and availability of consumer credit in 1997. Construction and manufacturing activity in 1997 increased 5.5% and 6.4% respectively, following 1996’s decline of 4.1% and 1.3%, respectively. The increase in construction activity in 1997 was due to an increased demand for the construction of housing projects. The increase in manufacturing activity in 1997 was due to a decrease in the cost of equipment maintenance and repairs and the decline in the price of petroleum. The mining sector’s contribution to GDP increased 88.9% in 1997 due to the increased demand for construction materials for road construction projects. The contribution to GDP of the transportation and communications sector of the Panamanian economy grew from 5.5% of GDP in 1996 to 6.0% of GDP in 1997. This increase in activity was due to the increase in construction of new highways, increase in the repair and maintenance of existing highways, expansion of cellular phone communications and installation of new telephone lines. The Panama Canal’s contribution to GDP in 1997, however, declined from 6.7% of GDP in 1996 to 6.4% of GDP in 1997. This decline was due to a decrease in the grain trade between the U.S. and China.

Inflation for 1997, as measured by the CPI, did not change significantly from 1996 (1.3% in 1996 and 1.2% in 1997). The unemployment rate in 1997 decreased slightly to 13.4% from 14.3% in 1996. The Government’s current account had a surplus in 1997 of $188 million (2.1% of GDP), following the current account surplus in 1996 of $223 million (2.7% of GDP). The Government realized, however, an overall deficit in 1997 of $32 million (0.4% of GDP), following 1996’s overall balance of $18 million (0.2% of GDP). This deficit was primarily the result of transfers from the Government to the nonfinancial public sector and the increase in interest payments made to external creditors in 1997. The overall nonfinancial public sector showed a deficit of $28 million in 1997 (0.3% of GDP), following a surplus of $35 million in 1996 (0.4% of GDP). This deficit was primarily the result of a decline in the Government’s revenues in 1997 due to the privatization of public enterprises, such as INTEL.

Panama’s balance of payments current account deficit increased from $302 million in 1996 to $604 million in 1997. Panama’s balance of payments capital account surplus, however, also increased from $535 million in 1996 to $860 million in 1997. Consequently, the overall balance of payments surplus increased from $264 million in 1996 to $341 million in 1997.

On September 26, 1997, Panama retired approximately U.S. $713 million principal amount of Brady Bonds pursuant to an exchange offer for U.S. $600 million principal amount of its 8 7/8% U.S. Dollar-Denominated Global Bonds Due 2027. Simultaneously, Panama sold U.S. $100 million principal amount of these bonds for cash.

Economic Performance in 1998.    Results for 1998 indicate an increase in real GDP of 4.4% following 1997’s growth of 4.5%. Growth in the Panamanian economy in 1998 was primarily due to an increase in net exports and growth in the agricultural sector.

Inflation for 1998, as measured by the CPI, declined slightly from 1997 (0.6% in 1998 and 1.2% in 1997). Figures for 1998 indicate the unemployment rate increased slightly from 13.4% in 1997 to 13.6% in 1998. The Government’s current account had a deficit in 1998 of $33 million (0.4% of GDP), following the current account surplus in 1997 of $188 million (2.1% of GDP). The Government’s overall deficit increased in 1998 from $32 million in 1997 (0.4% of GDP) to $461 million in 1998 (5.0% of GDP). This increase in the deficit was primarily due to the increased expenditures of the social security agency in 1998 and the effects of the privatization of INTEL and IRHE. The overall nonfinancial public sector deficit also increased from $28 million in 1997 (0.3% of GDP) to $275 million (3.0% of GDP) in 1998. This increase in the overall nonfinancial public sector deficit was primarily due to the privatization of IRHE.

Panama’s balance of payments current account deficit grew to $1.2 billion in 1998 from $604 million in 1997. Primarily due to this increase in the current account deficit, the overall balance of payments in 1998 experienced a deficit of $463 million, following surpluses of $341 million in 1997 and $264 million in 1996.

On April 29, 1998, Panama issued $300 million principal amount of 8.25% Notes due April 22, 2008.

Economic Performance in 1999.    Real GDP increased by 3.2% in 1999. The principal sectors of the economy primarily responsible for such growth in 1999 were public utilities; transportation and communications; construction; financial intermediation; commerce, restaurants and hotels; and real estate. Public utilities made up 4.8% of GDP in 1999, as compared to 4.2% of GDP in 1998, which was an increase of 17.9% in public utilities activity from 1998. This increase was primarily attributable to unseasonably wet weather, which resulted in increased use of hydroelectric power. The contribution of transportation and communications to GDP in 1999 grew by 18.43% from their contribution to GDP in 1998, predominantly because of the increase in the movement of containers registered in the nationwide port system, the merger of local airline companies with international airline companies, the privatization of a publicly owned communication company and increased investment in communication equipment and infrastructure. Construction activity in 1999 increased 16% from 1998, representing a contribution to GDP of 4.5% in 1999, as compared to 4.0% in 1998. This increase was principally the result of the increase in the construction and rehabilitation of highways, roads and housing projects. Financial intermediation activity in 1999 increased 12.9% from 1998, representing a contribution to GDP of 12.5% in 1999 as compared to 11.7% in 1998. This increase was principally the result of a strong expansion in the domestic banking sector. The commerce, restaurants and hotels sector activity in 1999 increased 4.6% from 1998, representing a contribution to GDP of 12.5% in 1999 as compared to 12.3% in 1998, an increase that was primarily attributable to sales of housing and infrastructure in the former Canal Zone areas. Real estate’s share of GDP grew by 4.7% from 1998 to 1999 because of an increase in construction of housing and other building projects and the enactment by the Assembly in October 1999 of an amendment to Law No. 3 of 1985 (the “Preferential Interest Rate Law”) that was intended to encourage the acquisition of new housing.

The Canal’s contribution to GDP in 1999, however, declined from 6.4% of GDP in 1998 to 6.3% of GDP in 1999. This decline was primarily due to a reduction in crude oil production and a decrease in the grain trade between the U.S. and China. In addition, the CFZ’s contribution to GDP declined from 8.0% of GDP in 1998 to 6.6% of GDP in 1999. This decline was principally due to the economic and political crises in certain countries, such as Columbia, Venezuela, Peru and Ecuador, that are some of the principal customers of the CFZ.

Real GDP growth slowed from 4.4% in 1998 to 3.2% in 1999. This decrease was primarily attributable to the decline in CFZ activity. Other factors which contributed to this decrease in the growth of GDP in 1999 include the decline in shrimp exports, which was primarily attributable to the effects of shrimp white spot virus on the shrimp population; the economic impact of the withdrawal of remaining U.S. military personnel in 1999; and the political uncertainty associated with a presidential election year.

Inflation for 1999, as measured by the CPI, increased to 1.4% from 0.6% in 1998. This increase was primarily due to the increased cost of rental housing, health services and gasoline. The unemployment rate decreased from 13.6% in 1998 to 11.8% in 1999. In 1999, the Government’s current account had a surplus of $143 million (1.5% of GDP), following the current account deficit of $33 million (0.36% of GDP) in 1998. The Government’s overall deficit decreased from $461 million in 1998 (5.04% of GDP) to $228 million in 1999 (2.4% of GDP) This decrease in the Government’s overall deficit was primarily attributable to the decline in capital expenditures and the significant reduction of social security transfers. The overall nonfinancial public sector deficit also decreased from $275 million (2.9% of GDP) in 1998 to $138 million (1.4%) in 1999. This decrease was primarily due to a cut in public expenditures.

The current account deficit with respect to Panama’s balance of payments increased from $1.176 billion in 1998 to $1.376 billion in 1999. Primarily as a result of this increase in the current account deficit, there was a net balance of payments deficit in 1999 of $148 million, as compared to the net balance of payments deficit of $463 million in 1998.

On March 31, 1999, Panama issued $500 million principal amount of its 9.375% U.S. Dollar-Denominated Global Bonds due 2029. Panama repurchased approximately $203 million aggregate principal amount of Brady Bonds in June 1999.

Economic Performance in 2000.    Real GDP increased by 2.5%, in 2000 according to preliminary estimates. This represents a decrease from 1999’s 3.2% growth in real GDP. The principal sectors of the economy primarily responsible for such growth in 2000 were transportation and communications, the CFZ, public utilities, and the Panama Canal Authority (“PCA”). Transportation and communications activity in 2000 increased 15.5%, preliminarily, from 1999, representing a contribution to GDP of 8.8%, preliminarily, in 2000 as compared to 7.8% in 1999, primarily due to port development permitting an increase in the number of containers handled, the privatization of INTEL and increased public and private sector investment in communications equipment, infrastructure and services. CFZ activity in 2000 increased 10.4%, preliminarily, from 1999, representing a contribution to GDP of 7.1%, preliminarily, in 2000 as compared to 6.6% in 1999. This increase is primarily attributable to a recovery in the volume of goods imported into and re-exported out of the CFZ. Public utilities activity increased 11.8%, preliminarily, from 1999, representing a contribution to GDP of 5.3%, preliminarily, in 2000, as compared to 4.8% in 1999. This increase is primarily attributable to a surplus of hydroelectric power. The PCA’s contribution to GDP in 2000 increased 3.2%, preliminarily, over 1999, representing a contribution to GDP of 6.4%, preliminarily, in 2000, as compared to 6.3% in 1999, principally as a result of an increase in the number of Panamax-sized vessels transiting the Canal.

Inflation in 2000, as measured by the CPI, was 1.4%, the same rate as in 1999, remaining constant largely as a result of a slight increase in health care costs and increases in housing and energy costs. The unemployment rate increased from 11.8% in 1999 to 13.3% in 2000.

The Government’s current account for 2000 had a surplus of $155 million (1.5% of GDP), compared to a surplus of $143 million (also 1.5% of GDP) in 1999. The government’s overall deficit decreased from $221 million in 1999 (2.3% of GDP) to $129 million in 2000 (1.3% of GDP). This decrease in the overall deficit was primarily attributable to increased revenues, relating to the payment of dividends to the Government by privatized companies and to improved tax collections. The overall nonfinancial public sector deficit also decreased, from $138 million (1.4% of GDP) in 1999 to $80 million (0.8% of GDP) in 2000, principally due to reductions of government spending and debt levels in 2000. The current account deficit with respect to Panama’s balance of payments decreased from $1.4 billion in 1999 to $933 million in 2000, resulting from an increase in the value added by exports and services in 2000.

On July 13, 2000, Panama issued $350 million principal amount of its 10.75% U.S. Dollar-Denominated Global Bonds Due 2020.

Economic Performance in 2001.    Real GDP increased by an estimated 0.3% in 2001. This represented a decrease from 2000’s 2.5% growth in real GDP. The principal sectors of the economy primarily responsible for such growth in 2001 were transportation and communications, the CFZ, real estate, and public administration. The contribution of transportation and communications to GDP increased by approximately 8.7%, in 2001 (from 8.8% of GDP in 2000 to an estimated 9.5% in 2001). In the transportation sector, this increase was primarily due to modernization of the transportation infrastructure. In the communications sector, C&W Panama completed the first stage of an expansion project and modernized its communications equipment. The contribution of the CFZ to GDP rose from 7.1% in 2000 to an estimated 7.2% in 2001. This increase was primarily attributable to an increase in merchandise exports and imports as a result of an increase in commercial activities in the CFZ. Real estate represented 14.2% of GDP in 2001, an increase of 2.8% over 2000, when the sector represented 13.9% of GDP. This increase was primarily attributable to the construction of new housing projects. The public administration contribution to GDP grew by 4.6% in 2001 to 10.4%, preliminarily, from 9.9% of GDP in 2000, principally as a result of an increase in personnel in the health and education areas.

Inflation in 2001, as measured by the CPI, was 0.3% as compared with 1.4% in 2000. The inflation rate was affected by the cost of electric energy, gas and medical services. The unemployment rate increased from 13.3% in 2000 to 13.7% in 2001.

The Government’s current account for 2001 had a surplus of $62 million (0.6% of GDP), compared to a surplus of $155 million (1.5% of GDP) in 2000. The government’s overall deficit increased from $129 million in 2000 (1.3% of GDP) to $201 million in 2001 (2.0% of GDP). This increase in the overall deficit is primarily attributable to a decrease in federal income tax revenues and an increase in government current expenses, specifically an increase in external debt interest and wages. The overall nonfinancial public sector deficit also increased from $80 million (0.8% of GDP) in 2000 to $147 million (1.4% of GDP) in 2001, principally due to reductions in government income, reduction in income transferred from public companies and a reduction in CSS the Social Security agency, Caja de Seguro Social (“CSS”) income. The current account deficit with respect to Panama’s balance of payments decreased from $933 million in 2000 to $500 million in 2001, as a result of an increase in the value added by exports and services and a drop in import expenses in 2000.

On February 8, 2001, Panama issued $750 million principal amount of its 9.63% U.S. Dollar-Denominated Global Bonds due 2011. On November 16 and December 11, Panama issued $350 million principal amount of its 8.25% U.S. Dollar-Denominated Global Bonds due 2008 in reopenings of that issue.

The following table sets forth Panama’s principal price indicators for each of the years 1997 through 2001:

TABLE NO. 2

Inflation
(percentage change over previous period)

	1997	1998	1999	2000	2001 (P)
Period Average:
Consumer Price Index	1.2%	0.6%	1.4%	1.4%	0.3%
Wholesale Price Index:
Imports	(4.1)	(5.7)	6.0	13.1	(5.1)
Industrial products	(1.0)	(3.2)	(0.3)	6.2	(1.9)
Agricultural products	0.6	1.5	0.8	0.6	0.5
All products	(2.3)%	(3.9)%	2.7%	8.8%	(3.2)%
End of Period:
Consumer Price Index	(0.5)%	1.4%	1.5%	0.7%	0.3%
Wholesale Price Index:
Imports	(6.3)	(5.6)	12.2	10.9	(13.9)
Industrial products	(2.5)	(3.4)	2.9	4.7	(6.3)
Agricultural products	0.8	1.3	0.9	0.3	(0.3)
All products	(3.9)%	(3.9)%	6.8%	7.2%	(9.4)%

(P)	Preliminary figures for the period from January 2001 through September 2001.

Source:  Office of the Comptroller General.

Gross Domestic Product

The Panamanian economy, as measured by real GDP, grew on average 2.3% per year during the 10 years ending in 1996, in spite of the severe economic consequences of the 1987-1989 period. GDP fell by 1.8% in 1987 and 13.4% in 1988. Following that period, GDP growth was significant, registering 8.1% in 1990, 9.4% in 1991 and 8.2% in 1992. As the recovery from the 1987-1989 period proceeded, GDP growth began to slow, although it remained stronger than the historical trend and registered 5.5% in 1993. By 1994, the economy had substantially recovered and GDP growth in 1994, 1995 and 1996 registered 2.9%, 1.8% and 2.8%, respectively. In 1997 and 1998, real GDP grew 4.5% and 4.4%, respectively. Real GDP grew 2.5% in 2000, which represents a decrease from 1999’s growth of 3.2%. Real GDP grew 0.3% in 2001, which represents a decrease from 2000’s growth of 2.5%. This decrease was primarily attributable to a slowdown in demand for agricultural products, a decrease in construction and a slowdown in the Panamanian banking sector. Other factors affecting GDP growth in 2001 included a decrease in sales, an increase in inventories, a reduction in available bank credit, a decrease in hotel and restaurant revenues or activity and a decrease in Canal revenues due to the global economic slowdown.

The sectoral composition of Panama’s GDP has remained relatively constant in recent years with approximately 82.6% of GDP attributable to services, 11.6% of GDP attributable to the industrial activities of manufacturing and construction and 8.0% of GDP attributable to the primary activities of agriculture and fishing.

The following tables set forth Panama’s GDP, including sectoral origin (in dollars and as a percentage of GDP) and percentage change from 1997 to 2001:

TABLE NO. 3

Gross Domestic Product

	1997(R)	1998(R)	1999(R)	2000(P)	2001(E)
Gross Domestic Product (millions of dollars at 1982 constant prices)	$6,657.5	$6,947.2	$7,152.2	$7,345.7	$7,365.2
% Change over Previous Year	4.5%	4.4%	3.2%	2.5%	0.3%
Gross Domestic Product (millions of dollars at current prices)	$8,657.5	$9,344.7	$9,636.6	$10,019.0	$10,170
% Change over Previous Year	6.2%	7.9%	2.4%	4.7%	1.5%

(P)	Preliminary figures.
(R)	Revised figures.
(E) Estimated figures.

Source:  Directorate of Analysis and Economic Policies (as of May 31, 2002), Office of the Comptroller General.

TABLE NO. 4

Sectoral Origin of Gross Domestic Product
(in millions of dollars at 1982 constant prices)

	1997(R)	1998(R)	1999(R)	2000(P)	2001(E)
Primary Activities:
Agriculture(1)	$514.9	$547.5	$558.9	$568.0	$572.3
Mining	13.6	16.7	19.3	18.0	15.7

Total	$528.5	$564.2	$578.2	$586.0	$588.0

Industrial Activities:
Manufacturing	646.8	672.1	622.0	589.2	555.6
Construction	261.8	279.4	324.0	332.1	299.9

Total	908.6	951.5	946.0	921.3	855.5

Services:
Public utilities	308.2	294.0	346.6	387.4	387.6
Commerce, restaurants, and hotels	810.5	857.0	896.0	870.0	834.3
Transportation and communications	410.3	472.0	555.5	645.3	701.9
Colón Free Trade Zone	570.7	554.1	473.8	523.1	533.6
Panama Canal Commission	423.6	442.7	452.3	466.8	461.2
Financial intermediation	729.2	809.4	913.5	938.2	945.3
Real estate	908.8	937.2	981.3	1,019.0	1,047.9
Public administration	690.6	711.3	721.3	729.2	762.7
Other services	383.0	396.1	417.9	403.8	406.3

Total	$5,225.9	$5,473.8	$5,761.2	$5,982.8	$6,080.6

Plus Import Taxes(2)	270.5	294.4	290.9	290.9	282.9
Less Imputed Banking Services	(276.0)	(336.7)	(406.4)	(435.3)	(441.8)
Gross Domestic Product	$6,657.5	$6,947.2	$7,152.2	$7,345.7	$7,365.2

(P)	Preliminary figures.
(R)	Revised figures.
(E)	Estimated figures.
(1)	Including fisheries.
(2)	Including value-added tax.

Source: Office of the Comptroller General.

TABLE NO. 5

Percentage Change from Prior Year for
Sectoral Origin of Gross Domestic Product
(percentage change in 1982 constant prices)

	1997(R)	1998(R)	1999(R)	2000(P)	2001(E)
Primary Activities:
Agriculture(1)	0.0%	6.3%	(2.1)%	1.6%	0.8%
Mining	88.9	22.8	15.6	(6.7)	(12.8)
Total	1.2	6.8	2.5	1.3	0.3

Industrial Activities:
Manufacturing	6.4	3.9	(7.5)	(5.3)	(5.7)
Construction	5.5	6.7	16.0	2.5	(9.7)
Total	6.1	4.7	(0.6)	(2.6)	(7.1)

Services:
Public utilities	0.8	(4.6)	17.9	11.8	0.1
Commerce, restaurants, and hotels	4.2	5.7	4.6	(2.9)	(4.1)
Transportation and communications	14.6	17.6	18.4	15.5	8.7
Colón Free Trade Zone	16.4	(2.9)	(14.5)	10.4	2.0
Panama Canal Commission	(1.5)	4.5	2.2	3.2	(1.2)
Financial intermediation	0.5	11.0	12.9	2.7	0.8
Real estate	3.4	3.1	4.7	3.8	2.8
Public administration	3.8	3.0	1.4	1.1	4.6
Other services	6.2	3.4	5.5	(3.4)	0.6
Total	4.8	4.7	5.3	3.8	1.6
Plus Import Taxes(2)	5.5	8.8	(1.2)	0.0	(2.8)
Less Imputed Banking Services	11.8	22.0	20.7	7.1	1.5
Gross Domestic Product	4.5%	4.4%	3.2%	2.5%	0.3%

(P)	Preliminary figures.
(R)	Revised figures.
(E)	Estimated figures.
(1)	Including fisheries.
(2)	Including value-added tax.

Source: Office of the Comptroller General.

TABLE NO. 6

Sectoral Origin of Gross Domestic Product
(as percentage of GDP in constant prices)

	1997(R)	1998(R)	1999(R)	2000(P)	2001(E)
Primary Activities:
Agriculture(1)	7.7%	7.9%	7.8%	7.7%	7.8%
Mining	0.2	0.2	0.3	0.2	0.2

Total	7.9	8.1	8.1	8.0	8.0
Industrial Activities:
Manufacturing	9.7	9.7	8.7	8.0	7.5
Construction	3.9	4.0	4.5	4.5	4.1

Total	13.6	13.7	13.4	12.5	11.6
Services:
Public utilities	4.6	4.2	4.8	5.3	5.3
Commerce, restaurants, and hotels	12.2	12.3	12.5	11.8	11.3
Transportation and communications	6.0	6.8	7.8	8.8	9.5
Colón Free Trade Zone	8.6	8.0	6.6	7.1	7.2
Panama Canal Commission	6.4	6.4	6.3	6.4	6.3
Financial intermediation	10.9	11.7	12.5	12.5	12.8
Real estate	13.7	13.5	13.7	13.9	14.2
Public administration	10.4	10.2	10.1	9.9	10.4
Other services	5.8	5.7	5.8	5.5	5.5

Total	78.5	78.8	80.4	81.4	82.6
Plus Import Taxes(2)	4.1	4.2	4.1	4.0	3.8
Less Imputed Banking Services	(4.1)	(5.0)	(5.7)	(5.9)	(6.0)

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(P)	Preliminary figures.
(R)	Revised figures.
(E)	Estimated figures.
(1)	Including fisheries.
(2)	Including value-added tax.

Source:  Office of the Comptroller General.

STRUCTURE OF THE PANAMANIAN ECONOMY

Principal Sectors of the Economy

Service Sector

The Panamanian economy is based primarily on the service sector, which in recent years accounted for over 75% of GDP. Services include real estate, commerce and tourism, banking, public administration, the Panama Canal, the CFZ and public utilities. While real estate and public administration represent significant percentages of GDP (estimated to be 14.2% and 10.4%, respectively, of GDP in 2001), the Panamanian economy is distinguished by the economic benefits generated by the Panama Canal and the CFZ.

Real Estate.    The largest single component of the service sector is real estate, which consists of rental income and the imputed rental value of real estate that is occupied but not rented. Real estate represented preliminarily 13.9% of GDP in 2000 and an estimated 14.2% in 2001. In October 1999, the Assembly approved an amendment to the Preferential Interest Rate Law, which has encouraged acquisition of new housing and contributed to the growth of the real estate sector.

Commerce.    Commerce (which includes wholesale and retail activities, restaurants and hotels) represented an estimated 11.3% of GDP in 2001, 11.8%, preliminarily, of GDP in 2000, and 12.5% of GDP in 1999. In 1994, the Assembly adopted legislation granting incentives (primarily tax exemptions) for new investment in tourism activities. In May 1997, Panama signed an open skies air service agreement with the U.S., generally deregulating air traffic between the two countries. In executing this agreement, Panama became the first Latin American country to have such an agreement with the U.S.

Financial Services.    The financial services sector represented an estimated 12.8% of GDP in 2001, 12.5%, preliminarily, of GDP in 2000 and 12.5% of GDP in 1999. Approximately 90% of this sector’s contribution to GDP is accounted for by the banking sector, which as of December 2001, consisted of BNP and Caja de Ahorros, two state-owned banks, and 774 private banks. The banking sector was one of the sectors of the Panamanian economy most affected by the crisis of 1987-1989. The banking sector includes general license banks, international license banks, and foreign banks with representative offices. Preliminary figures show that, as of December 31, 2001, banking sector assets and deposits were approximately $38.053 billion and $8.9 billion, respectively. See “Financial System—The Banking Sector.”

Public Administration.    Public administration, principally representing government activities, represented preliminarily 10.4% of GDP in 2001, continuing a gradual increase from the 2000 level of 9.9% and the 1999 level of 10.1%.

Colón Free Trade Zone.    The CFZ has developed into the largest duty-free zone in the Western Hemisphere in terms of commercial activity. As of December 31, 2001, approximately 2,084 companies used the CFZ service facilities for a variety of trading activities. The CFZ preliminarily represented 7.2% of GDP in 2001, an increase from 7.1% in 2000 and from 6.6% in 1999. Total imports to the CFZ fell in 2001 to $4.5 billion from $4.6 billion in 2000. Total re-exports in 2001 were $5.3 billion, as compared with $5.2 billion in 2000. CFZ value added (re-exports minus imports) increased to an estimated $718.7 million in 2001 from $669.9 million in 2000. See “The Colón Free Trade Zone.”

Panama Canal.    For each year 1997 through 2001, economic activity associated with the Panama Canal Commission contributed approximately 6.4% to GDP. Canal transits decreased 1.8% in the Canal’s 2001 fiscal year (which ended September 30, 2001) to 13,492. Total toll revenue was down 0.1% to $573.6 million and cargo tonnage decreased 1.8% in 2001. The Panama Canal has operated at close to capacity in terms of transits for a number of years, with the number of transits increasing 0.02% from 1987 to 2001. However, in the same period, toll revenues increased 3.8% and cargo tonnage increased 1.75%. See “The Panama Canal—General.”

Industrial Sector

After the service sector, the next largest segment of the economy consists of the industrial activities of manufacturing and construction, collectively representing an estimated 11.6% of GDP in 2001, 12.5% of GDP in 2000, 13.4% of GDP in 1999, 13.7% of GDP in 1998 and 13.6% of GDP in 1997. Manufacturing represented preliminarily 7.5% of GDP in 2001. Manufacturing is principally geared to the production of processed foods and beverages and, to a lesser extent, clothing, chemical products and construction materials for the domestic market. Traditionally, the manufacturing industries have been protected by high tariffs and fiscal incentives. In connection with Panama’s accession to the WTO, many of such protections have been decreased significantly. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions.” Manufacturing facilities are primarily located in the Panama City and Colón areas, although agricultural processing facilities tend to be located closer to raw materials. Given the relatively small size of the domestic market, the Government has announced a policy of encouraging value-added product assembly in connection with the CFZ and the Panama Canal. The Government also has sought to encourage additional manufacturing activities, with recent labor reforms and privatization efforts. See “Structure of the Panamanian Economy—Foreign Investment in the Private Sector.”

After construction activity increased significantly in recent years, due in part to reconstruction and growing interest in Panama as a commercial center, construction activity fell sharply in 2000 due to the completion of several large infrastructure projects in 1999. In 2001, construction activity continued to fall due to the lack of new construction projects and a slowdown in housing projects. Preliminary figures indicate that the rate of growth of construction activity has decreased from 16% in 1999 to 2.5% in 2000 and preliminarily 9.7% in 2001.

Agriculture and Fisheries Sector

The agriculture and fisheries sector is the third largest segment of the Panamanian economy in terms of GDP, accounting for an estimated 7.8% of GDP in 2001, 7.7%, preliminarily, of GDP in 2000, 7.6% of GDP in 1999 and 7.9% in 1998. This sector employs a significant percentage of the Panamanian employed workforce (19.46% in 2001). Principal products include bananas, shrimp, sugar, coffee, meat, dairy products, tropical fruits, rice, corn and beans. In 2001, the value of agricultural production (which includes fisheries production) is estimated to have increased by 0.8% in real terms, after having increased by 1.6% in 2000.

Bananas remain Panama’s primary agricultural product and merchandise export, accounting in 2001 for 30% of agricultural value added. The value of banana production declined in 1997 and 1998; the percentage of agricultural value added attributable to banana production was 21.3% in 1997 and 15.9% in 1998. Furthermore, exports of bananas in 1998 (19.7%) accounted for a smaller percentage of Panama’s non-petroleum exports than in 1997 and 1996 (27.7% and 32.3%, respectively). The decline in banana exports in 1998 is primarily attributable to the decrease in banana production resulting from the drought caused by El Niño and a strike of banana plantation workers. Banana production recovered in 1999 from the decline suffered during 1996 to 1998; banana production accounted for 23.2% of agricultural value added in 1999, an increase of 27.4% over 1998. The contribution of banana production to agricultural value added decreased by 11.9% in 2000 to 17.7%, and to 16.6% in 2001, primarily due to a decrease in banana exports to the European Union (“E.U.”) due to the tariff and quota barriers imposed by the E.U. on Central American banana production export. Also contributing to this decline were labor conflicts between the banana workers union and the companies. As a consequence of a recent resolution between the E.U. and U.S. of the trade dispute which resulted in the barriers to Panama’s banana trade to the E.U., it is expected that the banana exports from Panama to the E.U. will increase.

Cattle and other livestock represent 20.2% of 2001 agricultural value. Production of cattle and other livestock increased 1.0% in 2001, and 3.1% in 2000. In 2001, fisheries represented 24.6% of 2001 agricultural value, as compared to 15.7% of agricultural value attributable to fisheries in 2000. Fisheries’ representation of 2001 agricultural value, however, increased by 3.3%, compared to a 1.9% increase in 2000 and a 31.1% decline in 1999. This increase was primarily attributable to growth in the fishing of various species of fish together with an increase in positive environmental conditions which contributed to an increase in fish diversity. Shrimp exports totaled 7,887 kilos in 2001, an increase of 18% compared to a decrease of 13.9% in 2000, which was principally related to the effects of the shrimp white spot virus. This virus has had a significant negative impact on shrimp farming in Panama in 1999 and 2000. In prior years, shrimp accounted for a larger percentage of Panama’s non-petroleum exports (13.1%, 15.0% and 19.5% in 1996, 1997 and 1998, respectively). Panama’s agricultural authority has been taking measures to control the virus. In 2001 the shrimp white spot virus was partially controlled by strict biosecurity measures imposed on cultivated shrimp farms and close surveillance of imported shrimp larvae.

The Panamanian agriculture and fisheries sector has been protected by significant tariff and non-tariff barriers. Agricultural products are controlled principally by the Ministry of Agriculture and the Agricultural Marketing Institute (“IMA”). As of January 1, 1997, all import quotas and import permits were abolished, although some were replaced by significant tariffs on numerous agricultural products. After an evaluation of the tariffs within WTO guidelines, the Moscoso administration increased tariffs on certain agricultural products in October 1999. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions.”

The Role of the Government in the Economy

The Government plays a significant role in the economy through, among other means, its ownership of certain public utilities and other enterprises. Current expenditures by the public sector, including Government-owned enterprises (other than the state-owned financial institutions), were $2.69 billion in 2001, $2.60 billion in 2000, $2.61 billion in 1999, $2.58 billion in 1998 and $2.26 billion in 1997. The Government also has a significant impact on the economy through various statutory and other governmental initiatives, including enforcement of a labor code, subsidies, tariff policies and price controls.

The following table sets forth summary financial information on principal public sector businesses for fiscal year 2001:

TABLE NO. 7

Selected State-Owned Enterprises(1)
2001 Financial Statistics
(in millions of dollars)

	Total Assets		Capital and Reserves		Gross Revenues	Net Income	Dividends Paid to the Government
BNP (banking)(2)	3,518.5	(3)	500	(3)	221.7	76.2	76.2
IDAAN (water)(4)	441.6	(5)	361.1	(5)	66.1	(13.4)	0.0

(1)	All enterprises were 100% owned by the Government during the indicated period.
(2)	For fiscal year ended December 31, 2001.
(3)	As of December 31, 2001.
(4)	For fiscal year ended December 31, 2001.
(5) As of December 31, 2001.

Sources: BNP and IDAAN.

Since 1991, the Government has initiated a privatization and public restructuring program to reduce the role of the Government in the productive sector, allocate more resources to social investment and encourage increased competition and thereby raise the standards and efficiencies of Panamanian industry and the economy.

Privatization is premised upon the Government’s acknowledgment that, due to budgetary constraints, sufficient capital and technical resources cannot be allocated to certain state-owned enterprises.

The privatization process generally contemplates that a minority of certain of the privatized entity’s shares will be made available for the benefit of the entity’s employees.

The privatization program is managed by the executive branch through the Privatization Process Coordination Unit, an office within the Ministry of Economy and Finance. In May 1995, the Government created the Development Trust Fund, to hold and manage the proceeds generated by most privatizations. Pursuant to the law establishing the Development Trust Fund, the proceeds earned by investments from the monies in the Development Trust Fund will be used mainly for investment in social development programs and not for financing general Government expenditures. Development Trust Fund legislation was approved on January 7, 1997 by the Cabinet pursuant to the Assembly’s delegation of legislative powers to the executive branch for this purpose. Among other things, the law provides that money deposited in the Development Trust Fund from the proceeds of privatization cannot be withdrawn.

Law No. 22, the June 2000 amendment to the law creating the Development Trust Fund, authorizes the investment of the approximately $1.3 billion of aggregate assets of the Development Trust Fund in seven types of investments:

•	time deposits with investment-grade banks,
•	certain types of mortgage-backed bonds,
•	bonds issued by multilateral entities,
•	investment-grade fixed-income instruments,
•	bonds issued by the Republic purchased in the international secondary market for investment purposes,
•	investment-grade bonds issued by the Panama Canal Authority, and
•	bond funds administered by international managers.

Pursuant to Law No. 22, no more than 20% of the net assets of the Development Trust Fund may be invested in any type of investment, including investments in bonds issued by the Republic; Development Trust Fund investments in time deposits of investment-grade banks, however, are not subject to this limit. In addition, pursuant to Law No. 22, at least 20% of the assets of the Development Trust Fund must be invested within Panama in securities meeting the prescribed investment criteria.

Law No. 22 establishes a five member Advisory Board to determine investment criteria and other policies for the Development Trust Fund. Law No. 22 provides that the Advisory Board will consist of the Minister of Economy and Finance, who will also be the chairperson of the Advisory Board, another Minister appointed by the President, a representative designated by the Executive Organ, and a delegate from each of the Consejo Nacional de Trabajadores Organizados (the “National Council of Organized Workers”), which represents unionized workers, and the private business sector. The Executive Organ will select the labor and business delegates from a list of three nominees provided by the National Council of Organized Workers or the private business sector, as the case may be.

Law No. 22 further provides that up to $559.0 million of the principal of the Development Trust Fund may be disbursed in the years 2001 to 2004 for social development programs. See “The Panamanian Economy—Reforms and Development Programs.” All interest and dividends from Development Trust Fund investments are to be reinvested. See “Recent Developments.”

As of December 2001, audited financial statements show a balance of $1.4 billion in the Development Trust Fund. This is an increase over the December 2000 balance of $1.36 billion. This increase is attributable to the proceeds received from securities investments and interests paid on deposits. Law No. 22 also approved the investment of $200.0 million of the principal amount of the Development Trust Fund in social programs.

In May 2001, the Ministry of Economy and Finance signed an agreement with three asset managers that permits the asset managers to manage and invest part of the principal of the Development Trust Fund. The asset managers are Goldman Sachs, Morgan Stanley and BlackRock. The agreement transferred $271.0 million to each manager to invest in global and U.S. domestic securities. The Bank of New York was appointed global custodian of the proceeds from the funds administered investments made by the asset managers.

The Government has taken other steps in recent years to reduce its direct role in the economy. These include the elimination of price controls and certain import restrictions as well as a general reduction in tariffs. At the same time, the Government has implemented various measures intended to facilitate the operation of the private sector, including the adoption of the LUIT and an antitrust and consumer protection law. See “—Economic Regulatory System.”

Principal Operations and Privatization of Public Sector Enterprises

Electric Power.    Created in 1969, IRHE was the autonomous state entity having exclusive control of the electricity sector in Panama. IRHE was responsible for the planning, coordination and supervision of programs for electricity generation, transmission and distribution, as well as conservation of energy resources. Electric rates were set by IRHE; however, since the privatization of IRHE in 1998, the successors to the assets and liabilities of IRHE have set their own rates which are subject to review by The Ente Regulador de Servicios Publicos (“ERSP”). See “—Public Services Law.” Although as an autonomous state entity, IRHE was not subject to income taxes, historically it did pay annual dividends to the Central Government. The dividends averaged $14 million per year during the years 1990-1996.

In February 1995, the Assembly passed legislation allowing the private sector to generate electricity for commercial resale to IRHE or to third parties. In 1996, demand for electricity was growing at an estimated rate of approximately 40 MW per year and IRHE was not in the position to fund all of the investment required to satisfy growing demand and to modernize its existing physical plants. In September 1996, IRHE obtained $60 million in financing from an international bank (guaranteed by the Export-Import Bank of the U.S. and the Government) to rehabilitate two generating facilities and build a new 130 MW combined cycle project. In September 1996, IRHE entered into a power purchase contract with Petroeléctrica de Panamá (“Petroeléctrica”), a joint venture partnership in which one partner is a U.S.-based gas distribution company. Pursuant to the terms of this contract, Petroeléctrica completed construction of a 50 MW installed capacity internal combustion unit that has been in operation since mid-1997.

Pursuant to legislation authorizing the restructuring and privatization of IRHE, IRHE was split into nine corporate entities with 100% of the stock of each owned initially by the Government. These entities included three hydroelectric generating companies, one thermoelectric generating company, four distribution companies and a transmission company as successors to the assets and liabilities of IRHE under the privatization scheme. Following completion of the restructuring, a public bidding process commenced to sell 51% (or more) of the stock in each of the thermoelectric and distribution companies and up to 49% of the hydroelectric companies. The law states that up to 10% of the stock of each company will be made available for the benefit of employees. In October 1998, 51% of the shares of stock of two of the three IRHE distribution companies was sold to Distribuidora Electrica del Caribe, S.A. and of the third to Panama Distribution Group for a total of $302 million. In January 1999, 49% of the shares of the hydroelectric generating companies and 51% of the shares of the thermoelectric generating company were sold for a total of $302 million. Pursuant to the law, the transmission company remains 100% state-owned. In 1996, the Pérez Balladares administration initiated discussions with the IDB for a proposed loan of $79 million to finance the Electric Expansion Project for the state-owned transmission company. The IDB Board of Directors preliminarily approved this loan in 1999; in November 2000, the Government and the IDB finalized the loan contract. The final amount of the loan has been adjusted to $72.0 million and the project is expected to be completed in 2005.

Panama currently has high electric rates (an average of 0.12 cents per KWH as of December 31, 2001), and demand for electricity is currently growing at an estimated rate of approximately 35.0 MW per year. As of December 31, 2001, Panama had an installed generating base of 4,858,133 MW, of which 2,574,810 MW was hydroelectric and 2,283,323 MW was thermoelectric.

Telecommunications.    INTEL was the state-owned telecommunications company with a monopoly over local and long distance landline service. While INTEL offered low local and national long distance rates, INTEL’s international rates were often significantly higher than the rates charged in principal destination countries. INTEL was historically profitable and regularly paid dividends to the Central Government. Those dividends averaged approximately $103 million per year during the 1990-1996 period, but have decreased significantly following the privatization due to the investment plan of the new operator and the reduced participation of the Government.

In February 1995, INTEL was converted into a corporation wholly-owned by the Government. Pursuant to legislation adopted in 1995, the Government began the process of privatizing INTEL. In 1997, the Ministry of the Treasury auctioned 49% of INTEL’s stock. Cable & Wireless of the United Kingdom won the public auction by bidding $652 million for the shares, above the $500 million base price set by the Ministry of the Treasury. INTEL was subsequently renamed C&W Panama. Although Cable & Wireless is not a majority owner of C&W Panama, it has operational and managerial control of C&W Panama. The Republic retains 49% of the shares of C&W Panama, and the remaining 2% of the shares of C&W Panama are held in a trust fund for C&W Panama’s unionized employees. There are currently no plans for the sale of Panama’s remaining 49% interest in C&W Panama. See “The Panamanian Economy—Reforms and Development Programs.” Cable & Wireless’ concession to manage C&W Panama lasts 20 years and is renewable for 10 additional years. The C&W Panama board of directors has approved a $572 million capital expenditure program to expand and upgrade C&W Panama’s telephone system between 1998 and 2003. Cable & Wireless will be subject to monetary penalties if C&W Panama’s service does not reach certain specified goals. As of December 2001, C&W Panama had not accomplished its goals. As such, the ERSP levied a fine of $10.0 million on Cable & Wireless for non-fulfillment of its goals. Cable & Wireless has stated that it believes that it has met the goals, and has appealed the fine to the Supreme Court. The Court has not yet announced its decision.

C&W Panama retains an exclusive license to provide local, national and international services, public pay phone service and voice-leased circuits until December 31, 2002. Effective January 1, 2003, these markets will be open to competition. Currently, C&W Panama’s rates are subject to review by ERSP. See “—Public Services Law.”

In the area of cellular telephone service, in July 1995, the Assembly adopted legislation that reserved the B band for development by INTEL and permitted the Government to grant a concession for a competing system on the A band. In February 1996, the Government granted the A band concession for a period of 20 years to the BellSouth Consortium for $72.6 million; commercial operations began in June 1996. In October 1997, the Government granted the B band concession to C&W Panama for cellular telephone service for a period of 20 years for $72.6 million; commercial operations began in December 1997.

In October 2001, the Assembly modified Law 88 from 1961 to eliminate the tax charge on international calls. This modification aimed to make Panama more attractive as an international call center. This benefit applies only to the installation and operation of commercial use call center companies. Companies that plan to invest in call center concessions in Panama will be regulated by the ERSP.

As of December 31, 2001, there are approximately 429,135 telephone lines in the country with a line penetration rate of approximately 15.1 lines per 100 inhabitants.

Water.    The national water and sewage utility is the Instituto de Acueductos y Alcantarillados Nacionales (“IDAAN”), which serves approximately 83.3% of the population for which it is responsible (56.6% of the total population) through its 41 water purification plants, 12 filtration galleries, 819 underground sources and 11 water wheels. Inefficiency in IDAAN’s operations and management, combined with leakage, has accounted for an average annual water loss of 42% in recent years. Unlike INTEL and IRHE, which had generally paid dividends to the Government on an annual basis prior to privatization and required no Government funding, IDAAN has required periodic transfer payments from the Government in order to meet its operating and capital expenses.

In 1997 and 1998, the legal framework for the privatization of IDAAN was put in place. As of December 31, 2001, however, the Government was planning to restructure IDAAN’s billing and accounting systems and not to privatize the company.

IDAAN periodically conducts a bidding process for water infrastructure projects. In January 1998, IDAAN awarded a 30-year concession for the Laguna Alta Project, a 20 million gallon per day water purification plant, to Aguas de Panama, S.A., a consortium led by Biwaters Supply, Ltd. of the United Kingdom. As part of the Laguna Alta Project, IDAAN will have to invest $80 million in the construction of water distribution lines. As of December 2001, IDAAN was preparing the bidding process for the construction of the water distribution lines. Until the Moscoso administration took office in September 1999 and announced that it would not privatize IDAAN, the Government had been preparing to begin the bidding process for a $65 million Network Optimization Project designed to rehabilitate the water and sewage distribution in Panama City, its east and west suburbs, and Colón. As of December 31, 2001, the IDB restructured a loan of $11.8 million from the IDB for the modernization of IDAAN and the cleaning of Panama bay.

Ports.    Most of Panama’s ports are under the ownership or control of the National Port Authority (“APN”). Principal APN ports have been subject to rigid labor statutes that render them less efficient than the private sector ports (currently being developed) and certain foreign ports. APN is participating in several privatization initiatives involving granting concessions to operate existing port facilities (with the infrastructure to remain Government-owned) and to develop new facilities, principally in the former Canal Zone.

The first concession, for a new container port, was granted in December 1993 to a joint venture formed between Stevedoring Services of America and Motores Internacionales, S.A. This venture invested $130 million in the former U.S. military base at Coco Solo and inaugurated the Manzanillo International Terminal (“MIT”) in April 1995. In MIT’s first year of operation, it handled approximately 300,000 TEUs (20 foot equivalent units) and reduced shipping costs to and from Asia by approximately 33%. A second phase expansion of MIT, valued at approximately $100 million, was completed in June 2001. In 2001, MIT handled approximately 959,674 TEUs, or 6,416,867 metric tons.

In 1995, the Government awarded a concession to Evergreen International, S.A. (“Evergreen”), a subsidiary of the Evergreen Group of Taiwan, for the development of a new container port in Colón. Evergreen projected a movement of 200,000 TEUs in this port’s first year of operation. The initial investment was for $80 million and Evergreen began operations in the fourth quarter of 1997. In 1999, 2000 and 2001 the container port in Colón moved 1,284,418, 1,015,626 and 1,181,869 metric tons, respectively.

In 1997, Panama concluded contract negotiations to grant a concession to the Panama Canal Railway Co., a joint venture between two U.S. corporations, Kansas City Southern Industries, Inc. and MI-JACK Products, Inc. to renovate and reopen the trans-isthmus rails, principally for connecting the container ship ports on both coasts in order to provide a means of shipping cargo containers across the isthmus. In February 1998, Panama granted a renewable, 25-year concession to this joint venture to operate the trans-isthmus railway. Under the terms of this concession, this joint venture is required to pay to the Government 5% of its profits until it recovers its initial investment; after recovery of its initial investment, it will be required to pay the Government 10% of its profits. In July 1998, construction began on a $60 million trans-isthmus railway project. On July 2001, the Panama Canal Railway Co. completed the construction of the railway. Passenger and container transport services were initiated in September and October 2001, respectively. The Panama Canal Railway Co. projects that at maximum operating capacity the reconstructed trans-isthmus railroad will be able to move 397,120 containers per year. See “The Panama Canal—Reversion of the Canal Area to Panama.”

On March 1, 1997, pursuant to a concession granted in November 1996, a subsidiary of Hutchinson Whampoa, Ltd. of Hong Kong assumed operation of the principal existing APN ports at Balboa and Cristobal at the entrances to the Panama Canal. Annual payments to the Government under this renewable, 25-year concession were set at approximately $22.2 million plus 10% of revenues. In addition, an initial up-front grant to the Government of 10% of the shares in the operating company was required under the concession.

Following the privatization of the Balboa and Cristobal ports, the Pérez Balladares administration restructured the APN. In February 1998 a restructured successor entity, the Panama Maritime Authority (“AMP”) took over the APN’s functions.

Banking.    The public banking sector is made up of four institutions: BNP; Caja de Ahorros (a savings bank); Panama’s agricultural development bank, Banco de Desarrollo Agropecuario (“BDA”); and the national mortgage bank, BHN. The Government is responsible for the liabilities of all four institutions. BNP is the country’s largest deposit-taking financial institution and Caja de Ahorros is among the largest. Collectively, they have approximately 12% of the deposits and 11% of the assets in the national banking system. As of December 31, 2001, the Government had not announced any plans to privatize these financial institutions, but was, rather, considering transferring BHN’s responsibilities to the Housing Ministry and then closing BHN. The Government is also planning to increase the operational efficiency of BDA. See “Financial System—Public Sector Banking Institutions.”

Other Privatizations

In July 1992, the Assembly enacted the legal framework for a privatization program for various state-owned entities other than the ports, IRHE, IDAAN and INTEL. Under this privatization law, the privatization of public enterprises could be effected in one of four ways: (i) transforming state enterprises into regular stock corporations, and subsequently selling all of their shares to the private sector; (ii) transforming state enterprises into mixed capital companies whose capital is divided between the Government and the private sector, and in which the Government retains a minority participation; (iii) selling operating concessions; or (iv) leasing or selling the assets of the public enterprises. Since 1990, the Government has privatized 17 companies in various industries. Together with funds from the cellular telephone concession, a total of $1.646 billion has been raised as of December 31, 2001. In another privatization effort, the Government entered into a 30-year concession contract with PYCSA Panama, S.A. on December 29, 1994 for the design, construction, maintenance and operations of four-lane toll roads in northern Panama City and those connecting Panama City to Colón. A portion of this project has been opened for transit and the second leg, from Panama City to Colón, was under construction as of December 31, 2001. In July 1997, the Government awarded the concession for the administration of Panama City’s racetrack, Hipódromo Presidente Remón, to a Puerto Rican operator. Under the terms of the racetrack concession, the operator must pay $2.2 million for the right to the concession, make certain capital investments and pay a percentage of wagering revenues to the Government. Additionally, the Government has granted three concessions to permit the private operation of casinos and slot machines in Panama. The first concession, which authorized the operation of three casinos, was awarded in January 1998 to International Thunderbird Gaming Panama Corporation, a Canadian corporation, for $3.55 million. The second concession, which authorized the operation of another three casinos, was awarded in January 1998 to Antonio Martínez Segui, a Chilean corporation, for $3 million. The third concession, which involved slot machines, was awarded on December 19, 1997 to Gaming & Service de Panamá, a Spanish corporation, for $20 million. In July 1997, the Government qualified three bidders for the privatization of the Panama City Convention Center. In December 1998, the Government accepted separate offers to purchase two sugar mills, which made up the state-owned Corporación Azucarera La Victoria, for approximately $15.8 billion in the aggregate. It is expected that the bidding process for the privatization of the Panama City Convention Center and Panama City’s international airport will take place in late 2002.

The following table sets forth information on several completed privatizations and concessions:

TABLE NO. 8

Selected Completed Privatizations and Concessions

Project	Date Completed	Purchase Price at Time of Privatization/ Concession
		(in millions of dollars)
Hotel Taboga (lodging)	Nov. 1990	$0.6
Hotel Washington (lodging)	Sept. 1991	2.0
Corporación Bananera del Atlántico (bananas)	Mar. 1992	6.8
Proyecto de Palma Aceitera del Baru (vegetable oil)	Dec. 1993	6.0
Matadero de Azuero (meat processing)	Dec. 1993	1.0
Cítricos de Chiriquí, S.A. (citrus fruit)	Dec. 1993	5.6
Empresa Estatal de Cemento Bayano (cement)	Aug. 1994	59.7
Band A Cellular telephone concession	Feb. 1996	72.6
INTEL, S.A. (telephones) (49% sale)	May 1997	652.0
Racetrack concession	July 1997	2.2
Band B Cellular telephone concession	Oct. 1997	72.6
Slot machines	Dec. 1997	20.0
Casinos A	Jan. 1998	3.6
Casinos B	Jan. 1998	3.0
Puerto de Coco Solo	Jan. 1998	85.0
Autoridad Portuaria Nacional	May 1998	50.0
IRHE	Jan. 1999	603.5

Total		$1,646.1

Sources:  Office of the Comptroller General and Ministry of Economy and Finance.

Other Legislation Related to Economic Reform

Public Services Law

Most public utility services in Panama have been under the exclusive control of Government-owned entities for many years. Because the Government has been actively in the process of privatizing many of these enterprises, in January 1996 the Assembly created ERSP, the administrative body entrusted with overseeing the water, sewage, telecommunications and electricity services in Panama.

The Assembly granted ERSP broad authority to regulate prices, grant concessions, set quality standards, foster competition, set performance and efficiency standards, supervise compliance by operators, impose fines and resolve conflicts among regulated entities and the public. All decisions adopted by ERSP are subject to judicial review before the Supreme Court.

Price Controls

In recent years, the Government has been eliminating price controls in Panama and, under the Competition Law, the Office of Price Control was abolished. The final price controls on agricultural products were eliminated in 1996.

Economic Regulatory System

In an effort to make the Panamanian economy more open and competitive and to help satisfy requirements for Panama’s accession to the WTO, in February 1996, Panama enacted the Ley para la Defensa de la Competencia (the “Competition Law”), comprising antitrust regulation, consumer protection and antidumping and subsidies provisions. The antitrust provisions of the law are similar in many respects to those of the U.S.; however, the law does not provide for criminal enforcement or mechanisms to break up existing monopolies, and the sanctions mandated by the law are mainly pecuniary.

The consumer protection provisions regulate a wide spectrum of matters, including product liability and advertising. The dumping and subsidies provisions of the law are based on the General Agreement on Tariffs and Trade Antidumping and Subsidies Agreements.

Regulation of these competition matters is under the administrative jurisdiction of the Commission of Free Competition and Consumer Affairs. All Commission decisions are subject to judicial review before one of four new circuit courts specifically created for such purpose.

Intellectual Property

In August 1994, the Assembly passed legislation to help modernize copyright protection. Under the law, authors and their successors are entitled to benefit from their works for a period of 50 years. The law also contains administrative, civil and criminal sanctions for violations. In 1996, the Assembly passed two laws streamlining the registration procedures and rules for granting intellectual property rights and protecting foreign-owned trademarks, patents and copyrights. In addition, the laws provide for three new civil circuit courts with jurisdiction over issues relating to intellectual property rights.

Foreign Investment in the Private Sector

Foreign investment in Panama has traditionally reflected the dual nature of the economy. There has been significant foreign investment in the internationally oriented service sector, including the CFZ and the banking sector. However, notwithstanding Panama’s history of no exchange controls, low inflation and lack of statutory restrictions on foreign investment, foreign investment in Panama’s domestic sectors, principally manufacturing and agriculture, has not been significant. The lack of investment is attributable to inadequate public infrastructure and public services, slow progress on economic reforms, overly rigid employment regulations, a lack of governmental efforts to attract investment, and unfavorable trade policies. It was a priority of the Pérez Balladares administration to address these issues.

As of December 31, 2001, the Moscoso administration was negotiating free trade agreements with other Central American countries. The objective is to diversify the commercial market and services in the region, reduce trade barriers, increase investment, promote economic integration and facilitate negotiation of trade issues in the countries that sign it. As of December 31, 2001, Panama is hosting the FTAA’s temporary administrative headquarters for a two-year period ending in 2004. Panama has initiated negotiations with other FTAA country members to permanently host the FTAA headquarters in Panama. See “The Panamanian Economy—Reforms and Development Program.”

Furthermore, the Government has implemented a number of measures to improve investment conditions and attract foreign investment in the domestic sectors. The Assembly has reformed the labor code to enhance the flexibility of Panama’s labor laws. See “Employment and Labor—The Labor Code.” The Government has offered both domestic and foreign investors tax and other financial advantages for investing in manufacturing ventures, export-oriented ventures or tourism, or for locating them in certain regions of Panama. However, due to Panama’s accession to the WTO, many of these subsidies and special incentives can be expected to be restricted or eliminated.

In 1996, the Government entered into agreements with the U.S. Overseas Private Investment Corporation, the Export-Import Bank of the U.S., MIGA and certain other bilateral agencies of the OECD countries to enable such entities to offer noncommercial risk insurance to foreign investors.

Additionally, the Government has sought to facilitate foreign investment through the Panamanian Trade Development Institute (which provides investors with information, expedites specific projects, leads investment-seeking missions abroad, and supports foreign investment missions), and through the Government’s privatization program, which is expected to provide significant investment opportunities and infrastructure improvements. Notably, privatization statutes have not distinguished between foreign and domestic investors for purposes of participation in prospective privatizations.

In addition, the development of several designated export processing zones, which offer tax-free status, special immigration privileges and labor laws, and license and customs exemptions to manufacturers located within their boundaries, is intended to promote manufacturing investments. Similarly, the Government has allowed the creation of petroleum export zones with tax-free status and exemption from certain government regulations, for the production, refining and exportation of petroleum products.

THE PANAMA CANAL

General

Following Panama’s declaration of independence from Colombia, Panama ratified the Hay/Bunau—Varilla Treaty with the U.S. on December 2, 1903. Under the terms of the treaty, Panama ceded to the U.S. a 10-mile wide strip of Panama’s territory (the “Canal Zone”) to build, operate, maintain and protect an interoceanic canal across the isthmus, in return for annual payments. The Panama Canal measures 51 miles from the Atlantic to the Pacific side. The former Canal Zone encompasses a land area of 94,385 hectares (364 square miles) and a water surface of 45,594 hectares (176 square miles) and includes military bases, ports, airports, schools, hospitals and housing units.

The Canal plays a significant role in the Panamanian economy. Since the 1980s, the Panama Canal Commission’s activities have accounted for an average of over 6% of Panama’s GDP. In the Canal’s fiscal year 1996, commercial ocean cargo registered the highest volume in the Canal’s history and toll revenue reached $487 million. In fiscal years 1997 to 2000, the Canal had an average decrease in number of transits of 2.5% and and increase in cargo tonnage of 0.7%. In the Canal’s fiscal year 2001, the number of transits and cargo tonnage decreased 1.2% and 0.3%, respectively, over fiscal year 2000. In the same period, however, toll revenues decreased 0.1% to $573.6 million.

On February 12, 1998, the Panama Canal Commission announced draft restrictions effective from March 1998 for vessels using the waterway. The draft restrictions were due to the unusually low water levels of Gatun and Madden Lakes resulting from below average rainfall in 1997. On June 30, 1998, all draft restrictions on the Canal were lifted. These draft restrictions did not materially affect toll revenues from the Canal in 1998.

As of December 31, 2001, the Canal’s total work force (which includes temporary and permanent employees) was 8,936, down from 9,148 in 2000. Of the 2001 total work force, 8,142 were permanent workers and 794 were temporary workers. See “Employment and Labor—Salaries and Wages.”

The following table sets forth the Canal’s statistical and financial information for the Canal’s fiscal years 1995 through 2001 (each ending on September 30):

TABLE NO. 9

Panama Canal Principal Statistics
Total Panama Canal Traffic

Fiscal year	Number of Transits	Tolls (millions of dollars)	Long Tons of Cargo (millions)
1995	15,136	462.8	190.4
1996	15,187	486.7	198.5
1997	14,747	493.6	189.9
1998	14,243	545.7	192.2
1999	14,337	568.9	196.0
2000	13,653	574.2	193.6
2001	13,492	573.6	193.1

Source: Panama Canal Commission.

The Canal Treaty of 1977

In September 1977, the Governments of Panama and the U.S. signed two treaties with respect to the Canal which became effective on October 1, 1979. The first treaty, known as the Canal Treaty of 1977, terminated all prior treaties between the U.S. and Panama concerning the Canal and abolished the Canal Zone, effective in 1979. The Canal Treaty of 1977 also afforded the U.S. the right to continue to manage, operate and maintain the Canal until the expiration of the treaty on December 31, 1999, at which time Panama would assume full responsibility for the Canal and its facilities. The second treaty, known as the 1977 Treaty on the Permanent Neutrality and Operation of the Canal, committed Panama and the U.S. to continue to protect the Canal and to ensure its permanent neutrality beyond the expiration of the Canal Treaty of 1977. Pursuant to the Canal Treaty of 1977, the U.S., beginning in 1979, gradually transferred former Canal Zone land and facilities to Panama, and on December 31, 1999, Panama acquired full title to the Canal from the U.S.

The Panama Canal Commission and the Panama Canal Authority

The Panama Canal Commission

The Canal Treaty of 1977 dissolved the former Panama Canal Company and established the Panama Canal Commission (“PCC”), a binational agency of the executive branch of the U.S. government charged with managing and operating the Canal until the expiration of the Treaty on December 31, 1999. Following the transfer of the canal to Panama on December 31, 1999, the PCC was closed. The PCC was supervised by a nine-member Board of Directors. Five members were nationals of the U.S. and four were Panamanian citizens nominated by the Panamanian Government and approved by the U.S. government. From 1990 to 1999, the Administrator of the PCC was a Panamanian. The PCC’s primary mission was to service world shipping by operating the Canal in an efficient and orderly manner, while also ensuring the smooth and orderly transfer of the Canal to Panama on December 31, 1999.

Pursuant to the Canal Treaty of 1977, the Canal was expected to be operated by the PCC on a not-for-profit basis and its income was not to exceed its costs. The PCC was expected to recover through tolls and other revenues all costs of operations, maintenance and Canal improvements. The PCC’s operation of the Canal was conducted on a self-financing basis. The PCC independently set the Canal’s tolls. To support Canal maintenance and improvement programs, the PCC approved a two-step increase in Canal tolls in 1996. The first increase of 8.2% took effect January 1, 1997; the second increase of 7.5% took effect on January 1, 1998.

The PCC’s long-term investment planning was designed to ensure that reliable and efficient service was continually provided and was based primarily on future traffic projections. Investment was financed with PCC resources derived from toll and other revenues. The Canal had operated for many years at close to capacity in terms of transits, and the PCC’s goal was to increase capacity to avoid backlog and permit overhaul work. In this regard, the PCC (and later, the Panama Canal Authority, which assumed management of the Canal from the PCC on December 31, 1999) began several major Canal improvement projects, including the widening of the Canal’s Atlantic entrance; the widening of the Gaillard Cut (the narrowest point in the Canal) to permit two-way traffic, and the overhaul of the Gatun, Miraflores, and Pedro Miguel locks. In November 2001 the PCA completed the widening of the Canal’s Gaillard Cut, a project that the PCC had begun in 1992. The total cost of the project was approximately $232.3 million. Other major maintenance programs, such as the overhaul of the locks, have been successfully completed. The PCA plans to initiate the deepening and the dredging of the Gatun Lake in 2002. This project is expected to cost approximately $190 million. Capital expenditures for such programs amounted to $93.2 million in fiscal year 1997 and $89.0 million in fiscal year 1998. In 1996, the PCC’s Board of Directors, determined to accelerate the PCC’s investment program, increased the original capital budget for fiscal years 1996-1999 from $247 million to $503.2 million. The 1999 and 2000 capital budgets were for $112.1 million and $164.7 million, respectively.

The Panama Canal Authority

Recognizing the importance of the Canal to Panama, the Government took a number of actions to ensure that the Canal would continue to operate efficiently following its reversion to Panama in 1999. A 1994 Constitutional amendment created the PCA, an autonomous public entity, which assumed management of the Canal from the PCC on December 31, 1999. The PCA’s annual budget must be prepared in accordance with a three-year financial plan and submitted for approval by the Cabinet and the Assembly. Under the terms of the 1994 amendment, this budget is not included in the budget of the Central Government. As was the case with the PCC, the PCA makes annual payments to the Central Government based upon the amount of tonnage that transits the Canal. By law, the rate (as measured on a per ton basis) for such payments may not be less than those paid to Panama by the PCC on December 31, 1999. The PCA transfers to the Central Government any net surpluses generated by the Canal. In the fiscal year ended in September 2001, the PCA had a surplus of $118.3 million. For fiscal year 2002, a surplus of $133.1 million is expected.

To facilitate the smooth and orderly transfer of the Canal and the former Canal Zone, the Government also established the Transition Commission for the Transfer of the Panama Canal (“TCTPC”) in 1995. The TCTPC’s primary responsibility was to prepare legislation to replace the current U.S. legislation relating to the Canal and its management. The PCA Organic Law, enacted in June 1997, was intended to ensure the safe and efficient operation of the Panama Canal after 1999, and included a prohibition of labor strikes. In May 1997, the PCC approved a reorganization so that its operations would be aligned with the organization of the PCA under the Organic Law.

Reversion of the Canal Area to Panama

U.S. Military Withdrawal

The U.S. had maintained a substantial number of military personnel in the former Canal Zone. Pursuant to the Canal Treaty of 1977, the phased withdrawal of approximately 9,000 U.S. troops from Panama was concluded by the close of 1999. Following the initial departure of 1,400 servicemen in 1995, military personnel were reduced to 5,650 by 1998. All remaining U.S. military personnel were withdrawn in 1999. The U.S. military presence contributed to the Panamanian economy through wages and salaries, procurement of goods and services, and expenditures related to implementation of the Canal Treaty of 1977. The withdrawal of U.S. military personnel was expected to have a near- and medium-term adverse impact on the Panamanian economy. A study conducted on behalf of the Government estimates that the Panamanian economy would lose approximately $179 million each year during the first five years following the U.S. military withdrawal.

Reversion of the Former Canal Zone Properties

In 1993, the Government established the Interoceanic Region Authority (“ARI”) to assist with the orderly transfer of the Canal and the former Canal Zone. ARI is an autonomous Government agency charged with integrating the former Canal Zone properties and resources into the Panamanian economy to enhance the country’s economic and social development. To this end, ARI is responsible for administering and managing the former Canal Zone areas (other than the Canal itself) after their reversion to Panamanian control. By law, the net proceeds from ARI’s activities are deposited in the Development Trust Fund, together with certain of the proceeds generated by the Government’s privatization program. See “Structure of the Panamanian Economy—The Role of the Government in the Economy.”

With financial assistance from the IDB and the assistance of international consultants, ARI developed a Plan of General Use (the “Plan”) regarding redevelopment of the reverted Canal areas, which was adopted by the Assembly in July 1997 and subsequently signed into law by the President. Under the Plan, ARI has broad authority to effect the Plan without further legislative approval, including the authority to sell and lease property and to grant concessions and contracts. Among the Plan’s objectives are: increasing maritime business; developing manufacturing for exports; expanding tourism; developing one or more educational and research institutions; improving trade and communications infrastructure; and

conserving natural resources within the former Canal Zone. The Plan sets forth a general scheme for use and development of the 140,000 hectares (540 square miles) of land and water surface in the former Canal Zone, of which 31,873 hectares (123 square miles) reverted to Panamanian control between 1997 and 2000, and the 7,000 buildings and other structures on this land. The Plan also concerns 234,707 hectares (906 square miles) of land in the Canal watershed that was not part of the former Canal Zone.

ARI is negotiating several concessions in furtherance of the Plan’s objectives and has granted two significant concessions. The first, to an international consortium, provides for the redevelopment of the former U.S. Fort Amador, located on Panama’s Pacific coast adjacent to Panama City, as a tourist resort with several hotels and cruise ship facilities. Plans for the 197.7-acre resort include shopping malls, restaurants, office buildings, residential developments, and a golf course. The development consortium has contractually agreed to invest not less than $300 million through 2006. Additionally, ARI has granted a concession to a Mobil Corporation affiliate to provide fueling services to ships transiting the Canal. This affiliate has agreed to pay, on average, $1.5 million per year for 10 years as a concession fee and to invest $25 million in the project.

Drug Enforcement Center.    Prior to September 1998, Panama and the U.S. were in the process of negotiating the creation of a binational drug enforcement center in the reverted areas. In September 1998, these negotiations were suspended by mutual accord.

Other Trans-Isthmus Transportation.    The dimensions of the Canal permit approximately 95% of the world’s commercial maritime fleet to transit. However, certain classes of ships, principally the largest capacity tankers and container ships, are too large to transit the Canal. This limitation, combined with the fact that the Canal has generally operated at capacity in terms of units, has caused the exploration of other trans-isthmus modes of transportation as a means of connecting the Atlantic and Pacific. Two such modes, a railway which was constructed in the former Canal Zone and an oil pipeline constructed outside of the former Canal Zone, exist, although the pipeline is not currently operating. As discussed below, redevelopment plans are in various stages of consideration. Additionally, Panama in 1994 granted a concession for construction of a trans-isthmus toll road between Panama City and Colón to Proyectos y Construcciones, S.A. (“PYCSA”), a Mexican consortium. The first of a total of two sections of this road was completed in May 1999 and is in use. Construction of the second section was on hold as of December 31, 2001, due to funding problems and a determination that the construction of the highway would result in a loss for the company. The government is considering rescinding the contract and awarding it to another company.

Railway.    In 1997, Panama concluded contract negotiations to grant a concession to Panama Canal Railway Co. (“PCRC”), a joint venture between two U.S. corporations, Kansas City Southern Industries, Inc. and MI-JACK Products, Inc., to renovate and reopen the trans-isthmus railway, principally for connecting the container ship ports on both coasts in order to provide a means of shipping cargo containers across the isthmus. In February 1998, Panama granted a renewable, 25-year concession to PCRC to operate the trans-isthmus railway. Under the terms of this concession, PCRC is required to pay to the Government 5% of its profits until it recovers its initial investment; after recovery of its initial investment, PCRC is required to pay to the Government 10% of its profits. In July 1998, PCRC began construction on its $60 million trans-isthmus railway project. In July 2001, PCRC completed the construction of the railway. In September 2001, passenger transport began. In October 2001, the PCRC began container freight service. Maximum operating capacity of the reconstructed trans-isthmus railroad is estimated to be 397,120 containers per year.

Oil Pipeline.    The trans-isthmus oil pipeline was completed in 1982 and constructed to address the fact that the world’s largest oil tankers could not transit the Panama Canal. The pipeline operated in an eastward direction, in large part to service the market for Alaskan crude oil shipments to oil refineries on the east coast of the U.S. At present, the pipeline is not operating. On November 28, 1995, the U.S. Congress rescinded the ban on the export of Alaskan crude oil, allowing exports to Japan and the Far East. It is not clear whether the pipeline will be reopened.

THE COLÓN FREE TRADE ZONE

The CFZ was created by the Panamanian Government in 1948 to take advantage of Panama’s unique geographic location and to boost trading activity in the province of Colón. The CFZ, located at the Atlantic entrance of the Panama Canal, has developed into the largest duty-free zone in the Western Hemisphere in terms of commercial activity. As of December 2001, approximately 2,084 companies use the CFZ service facilities for a variety of trading activities.

In addition to being exempt from tariffs and duties, companies operating in the CFZ enjoy preferential tax treatment. In the past, the income of CFZ companies was taxed at graduated rates from 2.5% to 8.5%. Under the LUIT, such income was to be taxed at a flat 15%. However, significant protests, including a refusal by some CFZ companies to pay taxes, resulted in the elimination of all taxes on international operations income for CFZ companies effective January 1, 1997.

The CFZ has a significant impact on the Panamanian economy. From 1997 through 2001, it contributed an average of 7.5% of GDP. However, it has employed only approximately 1.2% of the workforce during this period. The value of goods passing through the CFZ is considerable, particularly in relation to the Panamanian economy as a whole. In 2001, total imports to the CFZ were preliminarily $4.5 billion (down from $4.6 billion in 2000), while total re-exports were $5.3 billion (up from $5.2 billion in 2000). By contrast, Panama’s non-CFZ nonpetroleum merchandise exports were preliminarily $752.4 million in 2001, while non-CFZ merchandise imports were preliminarily $2.8 billion in 2001. The volume of trade in the CFZ has increased in recent years. Imports increased by an average of 1.2% per year from 1995 to 2001, while re-exports increased by an average of 2.0% per year in this period.

The CFZ component of GDP increased 16.4% in 1997 but decreased 2.9% in 1998. In 1999, the CFZ’s share of GDP declined by 14.5%. Several factors contributed to this decline in the performance of the CFZ in 1999, including a reduction of prices caused by devaluation in the Asian markets, economic and political crises in certain countries, such as Columbia, Venezuela, Peru and Ecuador, which are some of the principal customers of the CFZ, and a decrease in production in countries such as Argentina, Chile and Ecuador. The share of GDP derived from the CFZ increased by 10.4% in 2000 to approximately 7.1% of GDP. This recovery was attributable to an increase in the total value of re-exports and a decrease in the cost of imports. The contribution of the CFZ to GDP rose by 2.0%, preliminarily, from 7.1% of GDP in 2000 to an estimated 7.2% in 2001. This increase was primarily attributable to an increase in merchandise exports and imports as a result of an increase in commercial activities in the CFZ.

The CFZ’s major competitors are the Miami, Chile, Aruba, Curaçao and Uruguay free trade zones. Traditionally, the CFZ has enjoyed several competitive advantages over certain of its competitors, including the CFZ’s use of the U.S. dollar as legal tender, lack of restrictions on capital movements and access to frequently traveled land, air and sea routes. However, global and regional trends in trade patterns and capital liberalization have begun to narrow several of these competitive advantages and affect the CFZ’s prospects for continued rapid growth.

EMPLOYMENT AND LABOR

Labor Force

In 2001, Panama’s estimated labor force was approximately 1,177,932 (up from 1,086,600 in 2000), which represented approximately 41.0% of the total population. In 2001, the service segment (principally consisting of real estate, commerce and tourism, public administration, the Panama Canal, banking, the CFZ and public utilities) employed 63.8% of the employed labor force, compared to 19.1% for the agricultural sector and 17.1% for the manufacturing sector (including construction).

In 1997, the overall unemployment rate was 13.4% (15.4% in metropolitan areas). Figures for 1998 and 1999 indicate a decrease in the overall unemployment rate to 13.6% and 11.8%, respectively, and a decrease in the unemployment rate in metropolitan areas to 15.8% and 13.9%, respectively. Figures for 2000 indicate an increase in the overall unemployment rate to 13.3%; this increase is partly attributable to the lower participation rate of the population in 2000. Preliminary figures for 2001 indicate an increase in the overall unemployment rate to 13.7%, which is attributable to an increase in the labor force, as well as job losses in the private sector. The economy has had difficulty absorbing large numbers of unskilled workers, particularly those migrating from rural to urban areas. The ability of the economy to absorb additional workers has been weakest in the service segment of the economy. The Government believes that Panama’s high unemployment rate has been due principally to the service-oriented nature of the economy, which is not labor intensive. Two additional factors are the high trade barriers (which have raised the cost of living, making Panamanian exports uncompetitive, thus hindering economic development) and the Labor Code of 1972 (the “Labor Code”) which, while improving workers’ rights, also introduced rigidities that contributed to increased labor costs. As discussed below, the Pérez Balladares administration took various measures to address these issues. The Moscoso administration has introduced programs aimed at reducing unemployment, including Government-sponsored job fairs and a program to train those entering the work force for the first time.

Panamanian private sector workers have the legal right to join unions of their choice, subject to the unions’ registration with the Government. Applicable law prohibits anti-union discrimination by employers. At present, approximately 7.5% of Panama’s total employed labor force is organized. The largest unions exist in the construction industry and among banana plantation workers. Unions engage in collective bargaining, primarily involving the negotiation of wages. Most workers enjoy the right to strike. Excluded from this right, however, are certain public service providers vital to public welfare and security (e.g., police, health, and PCA employees). While there were significant strikes during the economic and political disruptions of the mid- to late-1980s, there have generally been a limited number of strikes in recent years. In 1997, there was only one strike involving 250 employees. In 1996, there were five strikes involving a total of approximately 7,150 workers with lost worker days averaging slightly over one day per striking worker. While this was an increase over the 1990-95 average of one strike per year averaging a total of approximately 1,200 workers and approximately one day per striking worker, the number of striking workers in 1996 represented only 0.8% of the employed labor force. A strike involving approximately 4,500 banana plantation workers employed by the Chiriqui Land Company began on February 19, 1998 and was settled in early April 1998. In addition, three other strikes involving a total of approximately 75,551 workers took place in 1998. In 1999, there were seven strikes involving a total of approximately 8,188 workers with lost worker days averaging 62.3 days per striking worker. Six of these strikes were organized by the construction union and involved a total of approximately 2,521 construction union workers. In 2000, two strikes took place, one involving 15 members of the Central Hotel Union and the other involving 11 members of the Union of Maritime Services Workers. In 2001, there were 10 strikes involving a total of approximately 4,172 workers, with an average of 151.1 lost worker days per striking worker. Three of these strikes were organized by the construction union and involved a total of approximately 170 unionized construction workers. Three of the strikes were organized by banana plantation workers and involved a total of approximately 3,580 union workers.

The following table sets forth certain labor force and unemployment statistics for the years 1997 through 2001:

TABLE NO. 10

Labor Force and Employment

	1997	1998(R)	1999(R)(1)	2000(R)(1)	2001(P)
	(thousands of persons)
Total Population	2,719	2,764	2,809	2,847	2,903
Working-Age Population	1,707	1,743	1,779	1,815	1,953
Labor Force
Employed	909.1	936.5	961.4	942.0	1,016.6
Unemployed	140.3	147.1	128.0	144.6	161.4

Total	1,049.4	1,083.6	1,089.4	1,086.6	1,179

	(annual percentage change)
Total Population	1.7%	1.7%	1.6%	1.3%	2.0%
Working-Age Population	2.2	2.1	2.1	2.0	7.6
Labor Force
Employed	4.8	3.0	2.7	(2.0)	7.9
Unemployed	(3.2)	4.8	(13.0)	13.0	11.6
Total	3.7%	3.3%	0.5%	(0.3)%	8.4%

	(in percent)
Labor Force:
Participation Rate(2)	61.2%	62.2%	61.2%	59.9%	60.3%
Employment Ratio(3)	53.3	53.7	54.0	51.9	52.1
Unemployment Rate(1)	13.4	13.6	11.8	13.3	13.7
Of which:
Metropolitan Area(4)	15.4%	15.8%	13.9%	15.2%	16.6%

(P)	Preliminary figures.
(R)	Revised figures.
(1)	Based on the August Employment Survey.
(2)	Total labor force as percentage of working-age population.
(3)	Employed labor force as percentage of working-age population.
(4)	Including the cities of Panama and Colón.

Source: Office of the Comptroller General.

The Labor Code

The Labor Code’s effect on Panama’s labor market and the economy in general has been significant. The Labor Code contained provisions that deterred labor mobility by imposing significant dismissal costs and procedures on employers and restricted productivity by limiting productivity-related compensation. In an effort to modernize the economy and attract foreign investment, the Government revised the Labor Code considerably in 1995. These reforms rescinded or modified the Labor Code’s more restrictive provisions by reducing employers’ dismissal costs, allowing productivity bonuses and implementing a streamlined judicial process for resolving labor disputes. When first proposed, the labor reforms met with some resistance from organized labor, including public demonstrations. Since August 1995, however, there have been no major protests against the reforms. Although the unemployment rate has apparently declined slightly since adoption of the Labor Code reforms, there have been no material changes in the unemployment rate, which would have indicated that the reforms were having their intended effect. However, the Government believes insufficient time has elapsed to determine whether the 1995 modifications will, in fact, succeed in reducing unemployment and improving the labor market.

Salaries and Wages

Panamanian labor law provides for a basic minimum wage (currently $0.80 to $1.50 per hour, depending upon the worker’s location), minimum benefits and working conditions for employees, including maximum working hours (48 hours/week), specified holidays, vacations, retirement and severance benefits, and health and safety regulations. The Panamanian economy, however, has a substantial informal sector in which some workers earn below the minimum wage and do not enjoy many of the benefits required by law. The informal economy, which is estimated to involve approximately one fourth of the labor force, includes street vendors, operators and employees of unlicensed businesses and certain other self-employed persons. While overall GDP statistics include economic contributions of the informal sector, the Government has not found it feasible to quantify separately the GDP contribution of this sector.

Workers in the Panama Canal Zone were subject to U.S. wage and labor laws rather than Panamanian wage and labor laws. Although Canal Zone workers have been within the jurisdiction of Panamanian laws since the abolition of the Canal Zone in 1979, numerous treaty provisions and legislative and administrative actions have permitted the continuation of separate wage and benefit regimes for Canal Zone workers. Private sector employees rendering services related to the Panama Canal are subject to a significantly higher minimum wage than is applicable in the rest of Panama. PCC employees and civilian employees of the U.S. military were subject to special labor and social security regimes, depending on their nationality and when they were originally employed. By an amendment to the Constitution adopted in 1994, PCA employees did not have their wages or benefits diminished when the PCA assumed control of the Panama Canal on December 31, 1999. As a result of these factors, average monthly wages for PCA and U.S. military civilian workers were nearly five times higher than the average for all Panamanian workers in 2001.

In 2001, average monthly wages in all sectors of the Panamanian economy decreased in real terms an average of 1.6%. In 2000, average monthly wages in all sectors of the Panamanian economy decreased in real terms an average of 5.4%. This decrease in average monthly wages was primarily due to the closure of former U.S. military bases, a reduction in private sector wages and the retirement of former U.S. and Canal Area employees. In 1999, average monthly wages for all employees decreased in real terms by an average of 0.8%, due in part to an increase in the supply of skilled labor, after decreasing by an average of 1.3% in 1998. In 1998, average monthly wages decreased in real terms an average of 1.3% after increasing by an average of 0.7% in 1997; however, much of the 1998 decrease may be the result of statistical distortions noted below. Total public sector wages (in nominal terms) increased by 5.5% in 1998. In 1999 and 2000, total public sector wages decreased by 8.6% and increased by 34.0%, respectively. The decrease in public sector wages in 1999 resulted from the privatization of many of the major public enterprises, such as IRHE. The increase in public sector wages in 2000 was primarily due to the transfer of the Canal to the government. Total public sector wages increased by 3.6% in 2001, due the normal expansion of the government services such as education, and a large increase in social security employment. Government statistics show that the average real private sector wages decreased by 2.6% in 2001, after decreasing by 6.1% in 2000 and increasing by 0.3% in 1999 and decreasing by 0.2% in 1998. The increase in average monthly wages in the private sector in 1999 was the result of an 8% increase in the minimum wage, which was approved by Cabinet Decree in July 1998. By law, the minimum wage is subject to review every two years. In July 2000, the minimum wage was increased by a percentage of between 5.2% and 12.8%, depending on the sector. Banana plantation wages rose by 7.3% in 2001 after falling by 7.4% in 2000, increasing by 5.8% in 1999 and decreasing by 24% in 1998. The increase in banana plantation wages in 2001, and the decrease in 2000, was due to a reduction in production in mid-2000 due to the change in the European quota system.

The following table sets forth a summary of average real monthly wages for the years 1997 through 2001:

TABLE NO. 11

Average Real Monthly Wages(1)
(in dollars at 2001 constant prices)

	1997(R)	1998(R)	1999(R)	2000(R)	2001
Public Sector:
Central Government	$512.13	$538.02	$480.98	$531.92	$494.77
Autonomous agencies(2)	610.20	619.52	620.74	837.58	857.62
Municipalities	336.42	336.23	360.01	353.92	351.04
All public sector	539.96	558.91	523.26	635.52	625.18
Private Enterprise	500.07	499.07	500.43	469.97	457.84
Banana Plantations	456.46	463.15	449.01	428.10	436.92
Panama Canal Area(3)	2,330.00	2,147.52	2,802.68	N/A	N/A

All Employees	$562.48	$554.94	$550.25	$520.49	$512.33

	1997	1998	1999	2000	2001(P)
	(annual percentage change)
Public Sector:
Central Government	0.4%	5.1%	(10.6)%	10.6%	(7.0)%
Autonomous agencies	6.6	1.5	0.2	34.9	2.4
Municipalities	0.9	(0.1)	7.1	(1.7)	(0.8)
All public sector	2.5	3.5	(6.4)	21.5	(1.6)
Private Enterprise	1.2	(0.2)	0.3	(6.1)	(2.6)
Banana Plantations	4.2	1.5	(3.1)	(4.7)	2.1
Panama Canal Area(2)	5.6	(7.8)	30.5	N/A	N/A
All Employees	0.7	(1.3)	(0.8)	(5.4)	(1.6)
Consumer Price Index(2001=100)	96.4%	97.0%	98.3%	99.7%	100.0%

(P)	Preliminary figures.
(R)	Revised figures.
(1)	Deflated by the Consumer Price Index (2001 = 100).
(2)	The Canal employees became workers of a government enterprise in 2000, raising salaries .
(3)	Consists of PCC and U.S. military and civilian workers.

Source:  Office of the Comptroller General and Ministry of Labor.

Social Security

Social security benefits covering private sector and public sector employees are provided by CSS, with additional benefits for public sector employees provided through the Complementary Pension Fund for Civil Servants (“CPF”). CSS administers the CPF. The main sources of CSS revenue are contributions equal to 18% of wages (7.25% paid by employees and 10.75% by employers), Central Government transfers and investment income. In 2001, CSS’s revenues and expenditures (including transfers from the Central Government) amounted to 7.2% and 9.7%, respectively, of GDP, making it the second largest entity in the public sector.

The CSS performs four separate functions: health, pensions and disability (“IVM”), workers’ compensation and program administration. To date, each of the four activities has recorded annual surpluses, although IVM’s surplus has been shrinking. IVM accounts for approximately half of CSS’s revenues and almost 60% of its expenditures. Demographic trends such as an aging population and an increase in the number of pension beneficiaries have contributed to the deterioration in the financial position of IVM.

In 1991, Panama implemented measures intended to reform IVM by terminating early retirement, raising the regular retirement age and changing the formula for calculating benefits. Although these measures improved IVM’s finances, on the basis of present trends, IVM will begin incurring deficits by 2004. The IVM’s actuarial deficit as of December 31, 2001 is estimated to be $2.2 billion, or 21.5% of 2001 GDP. At the Government’s request, the International Labor Organization (“ILO”), a U.N.-related organization, commenced a study of methods of restructuring and financing IVM in December 1994; this study was completed in December 1998. As of December 31, 2001, the Government had not implemented the recommendations of the ILO study, which include issues relating to financing of the CSS and the future of the CPF, which provides benefits for public sector employees. However, discussions are continuing towards reaching a consensus on a restructuring plan that would implement the ILO study’s recommendations regarding the actuarial deficit of the IVM program.

The CPF was created in 1975 to facilitate the payment of pensions to retired public sector employees, including those eligible to receive pensions on the basis of special laws. Certain of the special laws date back to the 1930s when the Government began granting benefits to particular categories of public sector employees. Special laws generally allow retirement before the CSS’s statutory retirement ages (62 for men, 57 for women) with pensions of up to 100% of the most recently earned salary. In addition, once the statutory retirement age is reached and CSS pensions are received, the special laws provide additional pensions so as to maintain 100% of the most recently earned salary (up to certain maximums).

To finance the CPF’s pension payments, since 1975, public sector employees contributed 2% of their salaries to the CPF while their employers have paid 0.3% of their wage bill to cover the CPF’s administrative costs. The number of retirees covered by the CPF has significantly increased, from 8,300 in 1985 to 20,000 in 1995. In 1999, 29,351 retirees were covered by the CPF; in 2000, the number of such retirees increased to 30,959. In 2001, the number of such retirees decreased to 30,812. Also, modifications to existing special laws since 1975 have increased benefit payments and the establishment of the Public Employees Savings and Pension Capitalization System (“SIACAP”) has resulted in a decrease to revenues. As a result, the CPF’s expenditure growth has exceeded revenue growth. The CPF’s deficit, which has been funded by the Central Government, rose from $18.1 million in 1990 to $84.6 million in 1998, $97.3 million in 1999, $110.7 million in 2000 and $110.8 million in 2001. While current revenues funded only 49% of current costs in 1990, this percentage increased to 100% by 2000. In the absence of restructuring measures, CSS estimated that the deficit would have increased to $58 million in 1997, to $70 million by 2000 and to $103 million by 2006. CSS estimated that the CPF actuarial deficit at the end of 1997 was approximately $617 million or 7.1% of 1997 GDP. The actuarial deficit at the end of 1998 was $780 million or 8.5% of 1998 GDP; at the end of 1999, the actuarial deficit had increased to $1.0 billion or 10.6% of 1999 GDP. At the end of 2000, the actuarial deficit had increased to $1.1 billion or 11.0% of 2000 GDP. By the end of 2001, the actuarial deficit had decreased to $966 million or 9.5% of 2001 GDP.

In February 1997, the Assembly adopted legislation that reformed the CPF and established SIACAP, a new defined contribution pension plan for most public sector employees. Only public sector employees who have retired or are eligible for CPF pensions by December 31, 1999 continue to be CPF participants. Other public sector employees were immediately transferred to SIACAP. SIACAP participants have individual accounts funded initially with Government-issued bonds equal to CPF contributions previously made by the participant plus interest at 5% per annum since contribution. In August 1999, the Government issued $395 million aggregate principal amount of such bonds (the “SIACAP Bonds”). Future contributions will be made by participants and the Government as a percentage of the participant’s wages. Because SIACAP is a defined contribution plan, the value of future retirement benefits will depend on the assets in an individual’s account, thus eliminating future unfunded pension liability for the CPF for SIACAP participants. Because SIACAP participants will no longer be making current contributions to the CPF, the CPF will have no revenues and its annual deficits will be larger than originally expected in the short term. The cost of funding CPF in 2001 was $100.8 million. By 2003, the annual cost is expected to be less than or equal to the deficit that would have resulted without the establishment of SIACAP.

PUBLIC FINANCE

Public finance in Panama is heavily influenced by the U.S. dollar-based monetary arrangements in place since 1904. The lack of a printed national currency and the general absence of domestic budgetary financing through the banking system (other than during the 1987-1989 period) impose constraints on monetary policy that are not present in countries that can finance their deficits by printing local currency.

Central Government Budget

The Government’s fiscal year is the calendar year. Pursuant to the Panamanian Constitution, responsibility for the preparation of the Central Government budget rests with the executive branch. Under Articles 264 and 267 of the Constitution, the executive branch must submit a budget proposal to the Assembly by October 1 of each year.

Prior to December 31 of each year, the Assembly may accept, reject or suggest revisions to the budget proposal. If the Assembly accepts either the original or a revised budget proposal, it becomes law. If the Assembly rejects the budget proposal or the Assembly suggests revisions to the executive branch budget proposal and the executive branch does not reflect the revisions in the form of a new budget proposal submitted to the Assembly, for most expenditures, the prior year’s budget remains in force until a new budget is approved. For certain limited classes of expenditures, including budgeted debt service payments, the budget proposal must be implemented each year regardless of Assembly action. If the Assembly fails to take action on the budget by December 31 by accepting, rejecting or suggesting revisions, the new budget automatically becomes law on January 1.

The 2001 budget was based on a 4.0% nominal growth rate for GDP, a 0.3% increase in the CPI, and a 3.6% 6-month London Interbank Offering Rate for U.S. dollars. The increase in proposed budgeted expenditures since 1997 is due to expenses related to implementing SIACAP and the resulting increased expected cost of funding CPF. See “Employment and Labor—Social Security.” Both tax and non-tax revenues have been and are expected to continue to be to be affected by the partial privatization of INTEL and several privatization initiatives involving APN. In the years 1990-1996, INTEL and APN paid average dividends per year of $103 million and $8.0 million, respectively, to the Central Government. Dividends paid by INTEL to the Central Government have declined significantly following its partial privatization due to the investment plan of the new operator and the reduced participation of the Government. However, in connection with its privatization INTEL’s successor entity after privatization, C&W Panama, became a tax-paying corporate entity. C&W Panama paid $4.6 million in income taxes for 1995, $46.3 million for 1996, $87.9 million for 1997 and $6.9 million for 1998, in addition to dividends. In 1999, C&W Panama did not pay any income tax but paid $30.0 million in dividends. In 2000, C&W Panama paid $15.9 million in income taxes and $9.6 million in dividends. In 2001, C&W Panama paid $14.4 million in income tax and $34.3 million in dividends. Dividends paid by APN to the Central Government following recent initiatives are expected to decline with the reduced participation of the Government. Projected tax revenues have also been adversely affected by the elimination of all taxes on income generated from international operations in the CFZ. See “The Colón Free Trade Zone.” However, a renewable, 25-year concession granted in November 1996 involving APN requires a subsidiary of Hutchinson Whampoa, Ltd. to make annual payments to the Government of approximately $22.2 million plus 10% of revenues.

The 2002 budget would allocate public expenditures as follows: 50.6% to the social sector; 5.3% to infrastructure; 13.8% to production/development; 9.5% to general services; and 20.8% to debt service. The proposed budget gives the executive branch a limited ability to fund contingencies or emergencies without further appropriations approved by the Assembly and provides for the establishment of a contingency fund, up to 0.2% of each area of the budget, for unforeseen expenses. The Ministry of the Presidency would be authorized to utilize the contingency fund as needed, subject to certain executive branch authorizations and that of the Comptroller General. If the contingency fund is exhausted, the Ministry of the Presidency may either seek to reallocate budgeted funds as needed from the Central Government, or seek additional funding from the Assembly. The Ministry of the Presidency may not, however, spend funds exceeding the total Central Government budget.

The proposed 2002 budget makes provisions for an expenditure review and monitoring process under the auspices of the Minister of Economy and Finance and the Comptroller General, with participation by a member of the Assembly’s Budget Committee. These individuals would be empowered to withhold disbursements if programs are not managed within the budget.

On December 30, 2001, the National Assembly rejected the proposed budget the Moscoso Administration had submitted in late September, which had contemplated a consolidated deficit of $365 million. Currently, the executive branch is operating under Article 270 of the Constitution, which allows the 2001 budget to be automatically extended as the 2002 budget with certain required adjustments. Under this procedure, all items included in the 2002 budget proposal relating to contractual obligations, debt service and investment as previously authorized were automatically approved.

The following table sets forth the expenditures of the Central Government in the indicated years, by function. The figures in this table are not directly comparable with those set forth below in the table entitled “Central Government Operations,” because the expenditures set forth in the latter table were calculated in accordance with an IMF methodology therefor. Differences in methodology include different practices for timing the recognition of certain expenditures and the inclusion of debt service in the Central Government Operations table.

TABLE NO. 12

Expenditures of the Central Government by Function
(in millions)

Itemization	1997	1998	1999	2000	2001
Legislative	$28.4	$34.7	$40.1	$40.0	$40.8
Judiciary	28.5	31.0	38.4	39.6	40.4
Administration and Planning	249.5	314.4	335.2	304.1	157.1
Agriculture	33.1	54.7	56.5	88.1	91.0
Public Security	168.5	166.8	168.9	182.5	193.2
Education	295.2	340.9	360.0	499.5	554.0
Housing	43.7	40.9	35.9	30.8	35.4
Industry and Commerce and Services	8.8	11.8	10.3	15.4	22.0
Foreign Affairs	29.5	28.2	29.7	33.9	31.4
Health	238.4	432.2	316.2	377.7	404.5
Labor	12.4	9.4	10.1	14.3	17.0
Transportation	82.7	143.8	173.6	110.5	142.8
Intergovernmental Transfers	214.9	212.6	203.6	265.4	286.0

Total	$1,433.6	$1,821.4	$1,778.5	$2,001.8	$2,015.6

Source: Ministry of Economy and Finance.

Taxation

The Panamanian Constitution authorizes the levying and collection of taxes by taxing authorities at both the national and municipal levels. The Central Government collects taxes on personal and corporate income, real property and certain securities. In addition, the Central Government collects import and export duties and a 5% value-added tax on all movables, except food, medicine and other minor items. Municipalities are permitted to collect taxes from sources of a more local nature, such as taxes on public performances, sales of alcoholic beverages, quarry activities and forestry.

Preliminary figures indicate that approximately 49.8% of the Central Government’s revenues in 2001 came from various forms of taxation. Preliminarily, Central Government tax revenues in 2001 were $1.039 billion, a decrease of 7.2% over 2000 revenues.

Revenues from income taxes represented the primary component of tax revenues in 2001. Approximately 43.7% of 2001 tax revenues were from income taxes, compared to their 44.1% contribution to 2000’s tax revenues. Panama implemented a limited tax amnesty program for unpaid taxes from October 31, 2001 through December 31, 2001, to facilitate collection of tax revenues in arrears estimated to be between $20 and $100 million. The tax amnesty program permitted those taxpayers who owed taxes through October 1, 2001 to pay back taxes without being subject to any interest charges or penalties. In order to qualify for the amnesty, taxpayers were required to pay at least 50% of the amount due by December 30, 2001 and pay the remainder by February 28, 2002. Due to the positive reception the law received, the Ministry of Economy and Finance decided to extend the tax amnesty program through January 31, 2002. As of December 31, 2001, the Ministry had collected $15.1 million in tax payments through this program, in excess of the $10 million it was expected to generate.

The preliminary 7.2% decrease in income tax revenues in 2001 is attributable to the economic slowdown and decreases in commercial activities and personal spending. Personal income tax rates range from 4% to 33%, and most such taxes are collected through direct payroll deductions. Corporate income taxes are 30% of non-CFZ income, as a result of the LUIT. Domestic transaction taxes, such as the value-added tax, a tax on petroleum products and tobacco and beverage taxes, made up 33.8% of 2001 tax revenues. The balance of tax revenue comes from duties on foreign trade (16.6% of 2001 tax revenues) and a wealth tax assessed on real estate (5.9% of 2001 tax revenues). The foreign trade duties are overwhelmingly assessed on imports rather than exports. As a result of the LUIT and Panama’s accession to the WTO, the rates and computation of various import duties have changed and can be expected to continue to change in the future. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions.”

The Central Government has historically used fiscal incentives and tax exemptions extensively to favor or protect certain sectors of the economy or segments of the population. Government studies concluded that such incentives and exemptions have generally caused a loss of substantial tax revenue without significant offsetting benefits to employment or economic growth. The LUIT was adopted to eliminate many such tax and fiscal benefits. The LUIT was originally intended to be revenue-neutral in the near term and to stimulate private investment, thus yielding positive returns in the medium and long term. However, as a result of the post-LUIT repeal of all taxes on CFZ-generated international trade income, which tax rates the LUIT had raised, the LUIT can be expected to lead to a decline in tax revenues in the near term. See “The Colón Free Trade Zone.”

In addition to the changes in corporate tax rates, other tax changes in the LUIT include: eliminating the deductibility of certain non-agricultural investment costs by agricultural enterprises (thus reducing a tax preference for the agricultural sector); initially reducing and then eliminating in 2003 tax credit certificates given to certain exporters of non-traditional exports; restricting to only low-cost housing a tax exemption for real estate capital gains income reinvested in new housing; restricting the deductibility of interest paid on back-to-back credits; and extending to all corporations, rather than only certain industrial companies, a 25% income tax credit for certain new investments, while completely eliminating this credit in 2000. The LUIT also introduced a drawback mechanism whereby an exporter, at the time of shipping, can obtain a reimbursement of all taxes paid upon importation on account of products used in the process of manufacturing the exported goods.

In addition to Central Government and municipal taxes, other public sector entities also have taxing authority. These include CSS, whose various taxes and assessments generally equal approximately 7.25% of an employer’s wage bill, and an education tax equal to 1.25% of an employer’s wage bill, each as of December 31, 2001.

Revenues and Expenditures

The following tables set forth the revenues, by source, and expenditures, by sector, of the Central Government and the Consolidated Non-Financial Public Sector for the years 1997 through 2001. The non-financial public sector includes the Central Government, decentralized agencies and non-financial public enterprises. Decentralized agencies include CSS, principal universities and ARI.

TABLE NO. 13

Central Government Operations(1)
(in millions of dollars)

	1997	1998	1999(R)	2000	2001(P)
Revenues:
Tax Revenues:
Income tax	$416	$400	$508	$494	$454
Other direct taxes	47	52	60	53	61
Taxes on foreign trade	219	251	240	202	172
Taxes on domestic transactions	360	401	403	371	351

Total	1,042	1,104	1,211	1,120	1,039
Nontax Revenues:
Panama Canal	95	96	109	142	169
Oil pipeline	0	0	0	0	0
Transfers from balance of public sector	260	223	154	340	252
Other(2)	200	284	463	506	569

Total	555	604	726	988	990
Current Revenues	1,597	1,708	1,937	2,109	2,028
Grants-in-Aid	71	57	5	2	1
Capital Revenues	2	1	3	1	59

Total Revenues	1,670	1,767	1,945	2,112	2,088

Expenditures:
Current Expenditures:
Wages and Salaries(3)	592	637	685	641	672
Goods and Services	148	144	163	178	169
Pensions and Transfers	394	648	485	616	560
of which:
Social Security Agency	194	400	260	346	298
Decentralized agencies	77	78	84	85	93
Public enterprises	2	2	2	2	3
Nonconsolidated agencies	121	168	139	182	167
Interest:
Internal	33	42	83	122	94
External	267	280	323	355	406

Total	300	322	406	476	500
Other Current Expenditures(4)	46	47	48	45	66

Total Current Expenditures	1,480	1,798	1,787	1,956	1,967
Capital Expenditures:
Fixed Capital Formation	192	382	351	234	245
Transfers of Capital:
To decentralized agencies	8	4	0	0	1
Other	22	45	36	51	75

Total	30	49	36	51	76
Total Capital Expenditures	222	431	386	285	322
Total Expenditures	1,702	2,229	2,173	2,240	2,289

Current Account Balance (deficit)(5)	188	(33)	155	155	62
Overall Balance (deficit)	(32)	(461)	(228)	(129)	(201)
Of which: Capitalization of Interest	$40	$19	$31	$26	$28

(P)	Preliminary figures.
(1)	Figures have been reconciled with the IMF in February 1998.
(2)	Including interest earnings from privatization proceeds in 1997 and 1998. The 1999 amounts include dividends from state-owned enterprises, which may not be paid after privatization.
(3)	Including severance payments and back pay of wages.
(5)	Including grants-in-aid, including capital revenues.

Sources: Office	of the Comptroller General and Ministry of Economy and Finance.

TABLE NO. 14

Consolidated Non-Financial Public Sector Operations
(in millions of dollars)

	1997	1998	1999(R)	2000	2001(P)
Revenues:
General Government
Central Government	$1,446	$1,583	$1,878	$2,002	$1,945
CSS	613	667	690	742	734
Consolidated agencies	58	70	77	80	84

Total	2,117	2,320	2,645	2,825	2,763
Public Enterprises Operations Surplus	267	134	106	80	100
Nonconsolidated Agencies Surplus	24	70	(23)	(69)	(2)
Education Tax Surplus	4	(17)	(4)	(16)	(2)
Capital Revenues	30	27	72	55	87
Donations	71	57	5	26	1

Total	$2,513	$2,591	$2,802	$2,877	$2,946

Expenditures:
General Government
Central Government	940	1,038	1,118	1,167	1,168
CSS	781	815	846	906	983
Consolidated agencies	136	140	141	153	147

Total	1,856	1,994	2,105	2,226	2,298
Capital Expenditures	402	583	509	372	387

Total	2,259	2,577	2,613	2,599	2,685

Balance(1)	254	14	189	278	262
External Interest Paid	242	270	296	333	381
Surplus/Deficit	12	(256)	(107)	(54)	(119)
Capitalization of Interest	40	19	31	26	28
Overall Surplus (deficit)	$(28)	$(275)	$(138)	$(80)	$(147)
Percentage of GDP	(0.3)%	(2.9)%	(1.4)%	(0.8)%	(1.4)%

(P)	Preliminary figures.
(R)	Revised figures.
(1)	Excluding external interest.

Sources:  Office of the Comptroller General, Ministry of Economy and Finance and other public institutions.

International Reserves

Because of Panama’s use of the U.S. dollar as legal tender and the lack of a domestic paper currency, Panama does not have foreign currency reserves in the conventional sense. In Panama, unlike in other countries, foreign currency reserves are not necessary for providing the private sector economy foreign currency to pay for imports or for supporting exchange rates for a domestic currency. Panama’s foreign currency reserves are generally considered to consist of BNP’s U.S. dollar-denominated foreign assets. Neither BNP nor the Government currently has gold reserves.

The following table sets forth certain information regarding Panama’s international reserves at the dates indicated:

TABLE NO. 15

International Reserves
(in millions of dollars)

	December 31,
	1997	1998	1999	2000	2001
Gold	$0.0	$0.0	$0.0	$0.0	$0.0
Foreign Exchange(1)	1,131.3	937.7	824.5	890.5	1,143.1
Reserve Position in IMF	16.0	16.7	11.9	11.9	11.9
Special Drawing Rights	0.5	0.1	1.2	1.3	1.1

Total	$1,147.8	$954.5	$837.6	$903.7	$1,156.1

(1)	Foreign assets of BNP.

Source:  IMF.

FINANCIAL SYSTEM

The financial service sector has represented an increasing percentage of GDP in recent years and has experienced considerable growth. In 2000, this sector represented preliminarily 12.5% of GDP. Figures for 2001 indicate that this sector continued to represented an estimated 12.8% of GDP. The segment’s contribution to real GDP increased by an average of 5.6% per year from 1997 to 2001.

The Banking Sector

The banking sector accounts for approximately 10.9% of the financial system’s contribution to GDP. The banking sector’s development has been fostered by the use of the U.S. dollar as the legal tender, the liberal banking law in effect from 1970 to 1998, the current Banking Law, tax advantages and the large flows of trade fostered by the Panama Canal and CFZ. The most distinctive feature of the banking sector is its international orientation with numerous foreign banks playing an important role. Since the enactment of the 1970 banking law, which had facilitated offshore banking and deregulated financial flows, banking sector assets have increased by a factor of 42. It is expected that the Banking Law, enacted in 1998, will continue to foster the development of the banking sector. See “—Banking Laws”.

Banks in Panama are classified into four groups: (i) official banks, which are those owned by the Government and authorized to carry out banking business in the domestic market and abroad; (ii) general license banks, which can undertake domestic or international operations; (iii) international license banks, which do not undertake domestic operations but are authorized to direct, from their Panamanian offices, transactions that are negotiated, carried out or produce their results abroad; and (iv) foreign banks with representative offices, which may not book transactions in Panama. As of December 31, 2001, two of the four official banks, 45 general license banks and 29 international license banks are considered to constitute the banking sector. Of the 45 general license banks, 21 were incorporated in Panama and the rest abroad.

In terms of Panamanian assets, the largest bank based in Panama is Banco Latinoamericano de Exportaciones, S.A. (commonly known as Bladex), a regional development bank whose owners include central banks of Latin American countries, with $5.9 billion in assets at December 31, 2001. Primer Banco del Istmo, S.A., with $4.0 billion in assets at December 31, 2001 and BNP, with $3.5 billion in assets at December 31, 2001, are the second and third largest, respectively. The other two of the five largest banks, based on Panamanian assets, are Banco General, S.A. and BAC International Bank (Panama) Inc. Both Primer Banco del Istmo, S.A. and Banco General, S.A. are Panamanian-owned. Other foreign banks with substantial Panamanian assets include UBS (Panama), S.A., The Dai-Ichi Kangyo Bank, Ltd., and Lloyds Bank, plc. The largest international license banks, based on Panamanian assets, are HSBC Bank USA, The Bank of Tokyo-Mitsubishi, Ltd., Citibank, N.A. and Banco Bilbao Vizcaya Argentaria (Panama), S.A.

The following table sets forth information regarding the largest banks in Panama based on their assets as of December 31, 2001, in each of three categories:

TABLE NO. 16

Largest Banking Institutions
(assets in millions of dollars)

Panamanian Assets
Official Banks
Banco Nacional de Panama(1)	$3,518
Caja de Ahorros(2)	864
General License Banks(3)
Banco Latinoamericano de Exportaciones, S.A.	5,925
Banco del Istmo, S.A.	4,070
Banco General, S.A.	2,317
BAC International Bank (Panama) Inc.	1,901
Dresdner Bank Lateinamerika, A.G.(4)	1,641
Banco Continental S.A.	1,375
International License Banks
HSBC Bank USA	1,233
The Bank of Tokyo-Mitsubishi, Ltd.(5)	1,027
Citibank, N.A.	920
Banque Sudameris	899
Banco Bilbao Vizcaya Argentaria (Panama), S.A.	854

(1)	Also considered a general license bank.
(2)	Not considered a part of the banking sector.
(3)	Other than BNP and Caja de Ahorros.
(4)	Subsidiary of the Deustche Sudamerikanische Bank AG.
(5)	Subsidiary of The Bank of Tokyo, Ltd.

Source: Superintendency of Banks.

Although the banking sector has grown significantly in recent years, it has never fully recovered from the 1987-1989 period. Total assets, while approximately 100% higher in 2001 than in 1990, were still approximately 5% below their level in 1985. Deposits were approximately 83% higher in 2001 than in 1990, but were approximately 23% below 1985 levels. The number of banks has also decreased, with 23 foreign banks leaving the country during the 1987-1989 period, although several have returned and new banks have opened.

The table below sets forth information on the banking sector at December 31 for each of the years 1997 through 2001:

TABLE NO. 17

The Banking Sector
(in millions of dollars)

	December 31,
	1997	1998	1999(R)	2000(R)	2001(P)
Assets:
Liquid Assets:
Deposits in local banks	$2,114	$2,409	$2,592	$2,928	$1,938
Deposits in foreign banks	7,850	6,319	6,400	6,809	6,809
Other	442	458	570	545	462

Total	10,406	9,186	9,562	10,282	8,876
Loans	21,159	22,765	21,891	21,495	22,047
Investments in Securities	3,192	3,082	4,005	4,339	5,440
Other assets	1,445	1,545	1,527	1,928	1,690

Total	36,202	36,578	36,985	38,044	38,053

Liabilities:
Deposits:
Internal:
Official	2,041	2,054	2,107	1,914	2,037
Public	6,750	7,533	8,157	9,001	9,893
Banks	2,195	2,518	2,524	2,960	1,900

Total	10,986	12,105	12,789	13,875	13,830
External:
Public	5,699	5,508	5,438	5,761	5,379
Banks	10,896	9,192	8,734	7,320	7,389

Total	16,553	14,700	14,172	13,081	12,768
Total	27,539	26,805	26,961	26,956	26,598
Obligations	4,438	5,173	5,131	5,704	5,961
Other Liabilities	1,403	1,497	1,691	1,830	1,909

Total	33,481	33,475	33,783	34,490	34,468
Capital and Reserves	2,822	3,103	3,202	3,554	3,585

Total Liabilities and Capital	$36,305	$36,578	$36,985	$38,044	$38,053

(P)	Preliminary figures.
(R)	Revised figures.

Source: Superintendency of Banks.

Banking Law

On February 26, 1998, the President of the Republic, upon authority granted by the National Assembly, adopted Law No. 9 of February 26, 1998 (the “Banking Law”), a comprehensive revision and restatement of the 1970 banking law of Panama. The Banking Law became effective on June 13, 1998. Among the significant changes introduced by the Banking Law are the replacement of the National Banking Commission with the Superintendency of Banks, a more independent regulatory agency with greater supervisory powers, the establishment of new minimum capital requirements and the adoption of capital adequacy standards consistent with those contained in the Basle Accord.

The Banking Law established the Superintendency of Banks as an autonomous agency of the Government with its own assets and independent governance. The principal governing body of the Superintendency of Banks is a five-member board of directors (the “Board of Directors”). Members of the Board of Directors must meet certain minimum qualifications and are appointed by the President, without need for legislative ratification. Board members are appointed to eight-year terms, with the possibility of an additional term, and may be removed only for cause. In order to provide for staggered terms, the initial terms of three of the members of the Board of Directors are for less than eight years. In addition to exercising administrative functions, the Board of Directors is responsible for approving regulations concerning the interpretation and implementation of banking laws and setting capital adequacy standards.

In addition to the Board of Directors, the Banking Law established the office of the Superintendent of Banks, a full-time government official appointed by the President (again without legislative intervention) for a maximum of two five-year terms. As with the members of the Board of Directors, the Superintendent of Banks must meet certain minimum qualifications and may only be removed for cause. As chief administrative officer of the Superintendency of Banks, the Superintendent of Banks is charged with managing the day-to-day operations of the agency, granting banking licenses, authorizing new branches, ordering intervention and the liquidation of banks, performing banking inspections required by law or ordered by the Board of Directors, overseeing the activities of banks in the system, imposing sanctions and, in general, exercising all powers that are not reserved to the Board of Directors.

All banks operating in Panama, including BNP and other official banks, are supervised by the Superintendency of Banks. BNP and other official banks are also supervised by the Comptroller General.

Under the Banking Law, general license banks must have paid-in capital of not less than $10 million. Additionally, general license banks must maintain a minimum capital of 8% of their total risk-weighted assets. Capital is defined to include primary capital and secondary capital. Primary capital (also known as tier one capital) is comprised of paid-in capital, declared reserves and retained earnings, and secondary capital (also known as tier two capital) includes undeclared reserves, revaluation reserves, general reserves for losses, certain hybrid instruments and certain subordinated indebtedness. Secondary capital may not exceed primary capital. The Superintendency of Banks is authorized to increase the minimum capital requirement percentage in accordance with generally accepted international capitalization standards.

General license banks are required to maintain 30% of their global deposits in liquid assets of the type prescribed by the Superintendency of Banks. In addition, general license banks are required to maintain local assets in Panama in an amount not less than 85% of their local deposits.

Regulations regarding interest rate ceilings in the prior banking law were abolished by the Banking Law. Currently, each bank in Panama fixes the amount of interest that it charges on loans and other facilities. Banks are required to indicate the effective interest rates of loans and deposits in their statements to clients or at a client’s request. Under the Banking Law, deposits from central banks and other similar institutions are immune from attachment or seizure.

Compared to the old banking law, the Banking Law provides for lower lending limits to a single borrower and certain related parties. Under the new limits, no bank in Panama may make loans, assume obligations or otherwise extend credit or issue guarantees to any one person or group of related persons in excess of 25% of the bank’s total capital. A higher lending limit of 30% of total capital applies to banks whose shares are owned by governmental and private institutions, whose principal office is located in Panama and whose main line of business is lending to other banks.

The Banking Law also provides for additional limitations and restrictions on a bank’s extending credit and issuing guarantees to parties related to such bank. Such related parties include the bank’s officers and directors and certain shareholders owning individually 5% or more of the capital stock of the bank.

Banks in Panama are subject to inspection by the Superintendency of Banks, which is required to be performed at least once every two years. Such supervisory powers of the Superintendency of Banks also extend to each bank’s subsidiaries and branches. Consequently, each bank is required to file monthly balance sheets and quarterly and annual statements indicating the performance of its credit facilities and other reports and information as prescribed by the Superintendency of Banks. In addition, each bank is required to make available for inspection its accounting records, minutes, reports on cash on hand, securities, receipts and any other reports or documents that are necessary for the Superintendency of Banks to ensure such bank’s compliance with Panamanian banking laws and regulations. Banks subject to supervision may be fined by the Superintendency of Banks for violations of the banking laws and regulations.

Under the Banking Law, the Superintendency of Banks may order the reorganization of a bank without having intervened previously, when it considers this course of action to be in the best interests of the depositors and to guarantee the solvency and continuity of such bank. The Superintendency of Banks has broad powers under the Banking Law to reorganize banks and can require shareholders to pay in additional capital or to authorize the issuance of new shares and their sale to third parties, at prices determined by the Superintendency of Banks. Furthermore, the Superintendency of Banks may require a bank to restructure itself more fundamentally. For example, the Superintendency of Banks may require a bank to merge or consolidate with other banks, negotiate bridge loans, sell or partially liquidate assets and grant security interests in connection with such reorganization. Ultimately, if the reorganization efforts fail, the Superintendency of Banks is empowered to begin the liquidation process.

The Banking Law established an annual supervisory charge to be paid by general license banks equal to $30,000 plus $35.00 per each $1 million in assets, up to a maximum charge of $100,000.00.

Public Sector Banking Institutions

Banco Nacional de Panama

BNP is a commercial bank created in 1904, which also has many functions of a central bank. BNP is responsible for supplying banks operating in Panama with U.S. dollars and has authority to issue and to distribute coins in Panama. BNP is the Government’s banker and financial agent and acts as a clearinghouse for checks and other instruments for all other Panamanian banks. Also, BNP offers a wide range of commercial banking services through its 50 branches throughout Panama. The Government is responsible for the liabilities of BNP.

Given Panama’s U.S. dollar-based economy, BNP does not make monetary policy or print paper currency and is not a lender of last resort for Panama. BNP has no direct regulatory authority over Panamanian banks and, under the Banking Law, BNP has no representation in the Superintendency. BNP does not use rediscount or loan mechanisms with other commercial banks. There are no restrictions on its activities other than those imposed on commercial banks in Panama. BNP, as with other commercial banks, has the ability to make direct loans to the Government as well as to purchase notes issued by the Republic. BNP has certain competitive advantages as compared to the rest of the Panamanian banking system in that it enjoys a monopoly on public sector deposits. The Banking Law, however, subjects BNP to regulation by the Superintendency.

BNP is the largest banking institution in Panama in terms of domestic credit, local deposits and savings deposits. At December 31, 2001, total assets of BNP were $3.5 billion, deposits were $1.6 billion and loans were $1.4 billion, of which $619.8 million were made to the public sector and $817.5 million were made to the private sector. The public sector credits principally consist of a single loan to the Central Government which was the result of overdrafts by the Central Government during the 1987-1989 period. See “Public Sector Debt—Internal Debt.”

BNP’s financial position has strengthened considerably since the 1987-1989 period, when it had a negative net worth. As of December 31, 2001, BNP’s capital and reserves represented 31.9% of bank deposits and 14.2% of total assets. BNP generated gross income of $221.7 million in 2001, a decrease of 14.7% from 2000, and had net income of $76.2 million, a decrease of 35% from 2000. There are no laws pertaining to the payment of dividends by BNP to the Central Government, although BNP has not paid any dividends to the Central Government in recent years. Instead, all net income has been retained and reinvested as capital and surplus.

The following table sets forth BNP’s balance sheet at December 31 for the years 1997 through 2001:

TABLE NO. 18

Banco Nacional de Panama
Balance Sheet
(in millions of dollars)

	December 31,
	1997	1998	1999	2000	2001
Assets:
Cash and checks	$106.7	$101.8	$137.5	$152.4	$141.1
Bank deposits	1,792.8	1,785.1	1,670.2	1,491.7	1,567.4

Total	1,899.5	1,886.6	1,807.7	1,644.1	1,708.5
Loans:
Domestic loans:
Public sector	993.1	935.3	812.5	703.9	619.8
Private sector	260.5	327.5	533.8	689.3	817.5
Foreign loans	0.0	0.0	0.0	0.0	0.0
Less provisions	(19.3)	(17.7)	16.4	17.3	28.5

Total (net)	1,234.3	1,245.1	1,362.7	1,375.9	1,408.8
Investments	42.4	139.6	188.6	146.6	286.4
Net Fixed Assets	28.1	32.2	33.5	37.8	35.8
Other Assets	49.4	43.6	45.1	70.6	79.0

Total	3,253.7	3,347.4	3,437.6	3,275.0	3,518.5

Liabilities:
Deposits	2,636.7	2,708.6	2,774.4	2,639.7	2,848.7
Obligations with Financial Institutions and International Organizations	114.5	87.3	80.9	77.4	69.9
Other Liabilities	66.5	44.7	49.6	57.9	99.9

Total	2,817.7	2,840.6	2,904.9	2,775.0	3,018.5
Capital and Reserves	436.0	506.8	500.0	500.0	500.0

Total Liabilities and Capital	$3,253.7	$3,347.4	$3,404.9	$3,275.0	$3,518.5

Source:  BNP.

Caja de Ahorros

Caja de Ahorros, the state-owned savings bank, has 22 branches throughout Panama. Caja de Ahorros is primarily a mortgage lender specializing in financing medium-income customers. Due to its liquidity position in recent years, however, Caja de Ahorros has begun to promote personal loans. Total assets of Caja de Ahorros at December 31, 2001 were $895.4 million (an 11.5% increase over 2000). Total deposits in Caja de Ahorros at December 31, 2001 were $192.2 million (a 8.7% decrease over 2000), while total net loans held by Caja de Ahorros at that date were $500.2 million (a 15.6% increase over 2000). Caja de Ahorros had net income of $7.5 million, an increase of 13.6% from 2000.

Other Public Sector Institutions

The Panamanian public banking sector includes two other significant institutions. They are BDA, which is the agricultural development bank, and BHN, which is the national mortgage bank. Panama created BDA to provide a source of financing for agricultural development. BDA’s activities have mainly focused on providing financing to medium and small producers. As of December 31, 2001, preliminary figures indicate that BDA had $128.3 million in loans on its books. As of December 31, 2001, the total assets of BDA reached $207.4 million. BDA has experienced significant losses in recent years. Under the LUIT, one-half of a surcharge on consumer and commercial loans (which previously was used exclusively to subsidize certain BDA and commercial bank agricultural loans) will be allocated to bolster BDA’s capital. Additionally, the LUIT tightened eligibility for BDA’s subsidized loans. The Government plans to increase BDA’s operational efficiency. An external audit was completed in May 2001 to identify ways to improve BDA’s operational efficiency. After evaluating BDA’s portfolio of loans, the external audit estimated a possible loss due to unrecoverable loans of up to $9.0 million in principal and $15.4 million in net interest. Action is being taken to address these problems.

Panama created BHN in 1973 to provide a source of financing for national housing projects and foster the development of savings associations. As of December 31, 2001, BHN’s loan portfolio was $165 million and its total assets amounted to $365.2 million. As of December 31, 2001, the Government is considering legislation to close BHN and is evaluating closing procedures for BHN. The contemplated legislation would establish a deadline of twelve months following its enactment to sell BHN’s performing loans, release BHN employees and liquidate BHN.

Other Financial System Components

Stock Exchange

In 1990, a private stock exchange, Bolsa de Valores de Panama (“La Bolsa”) was created. While it has had considerable growth, with aggregate trades increasing from $30.6 million in 1991 to $1.04 billion in 2001, La Bolsa remains a small portion of the financial services sector. Its current listings are highly concentrated in domestic private sector fixed-income securities. Equity trades represented only 13.8% of 2001 trading volume. Most securities issued by the Republic are traded but not listed on La Bolsa.

Insurance

In 1984, Panama adopted legislation intended to foster offshore insurance activity. In July 1996, the Assembly passed a new insurance law setting forth a new insurance regulatory structure. As of December 2001, there were 20 insurance companies and 1,300 insurance brokerages, and total registered assets of such insurance companies equaled $699.6 million.

Financial Services

A small non-deposit-taking financial services industry exists that provides leasing, consumer durables financing and other small-scale lending. As of December 31, 2001, there were 161 locally incorporated companies participating in this industry, and total assets equaled $1.0 billion.

FOREIGN TRADE AND BALANCE OF PAYMENTS

General

Foreign trade plays a significant role in Panama’s economy because of the internationally oriented service sector, the limited scope of domestic manufacturing capability, the lack of significant domestic energy resources (other than hydroelectric) and the limited scope of agricultural production. These factors have made it necessary to import significant amounts of manufactured goods, raw materials and other merchandise. Notwithstanding a history of significant tariff and non-tariff barriers, imports cover a wide range of raw materials and manufactured goods used throughout the economy. The largest single category of exports historically has been bananas, which in 1995 represented 33% of total non-petroleum, non-CFZ merchandise exports. Since 1995, bananas have represented a declining percentage of Panama’s non-petroleum, non-CFZ merchandise exports (27.7% in 1997, 19.7% in 1998, 26.5% in 1999, 20.6% in 2000 and 16.2% in 2001). Shrimp exports have been an important part of non-CFZ merchandise exports, but the level of shrimp exports in recent years has been adversely affected by the shrimp white spot virus disease. In 2001, shrimp exports represented 9.3% of total non-petroleum, non-CFZ merchandise exports, and shrimp exports increased 18.0% in 2001 over the previous year. The recovery of shrimp exports has been attributed to a partial control of the shrimp white spot virus. The virus was partially controlled by strict bio-security measures imposed on cultivated shrimp farms and close surveillance of imported shrimp larvae. Petroleum exports for 2000 were $210.1 million, in comparison to $90.4 million for 1999. In 2001, petroleum exports were $191.5 million, preliminarily, a decrease of 8.9% compared to 2000. This decrease is primarily attributable to fluctuations in worldwide petroleum prices.

Because of the use of the U.S. dollar as legal tender and the absence of a Balboa exchange market, Panamanian private sector imports and exports do not affect the Government’s foreign currency reserves. Thus, the balance of payments is less significant than fiscal policy in assessing the external debt service capacity of the Republic.

Tariffs and Other Trade Restrictions

Panama’s trade regime has historically been complex, and levels of tariff protection have varied across sectors of the economy. Various laws have granted companies producing for the local market numerous benefits, including exemptions from import and other taxes. Import duties have traditionally been very high. In 1990, the unweighted average tariff in Panama was approximately 33%, with maximum tariffs of 270.5% and 257.5% in the agriculture and manufacturing sectors, respectively. Additionally, Panama has historically had significant non-tariff restrictions including import quotas, import permits for certain products, restrictive sanitary permits or licenses for all agricultural imports, artificially high minimum or reference prices for the computation of tariffs, and price controls that controlled profits on products subject to high import duties. The national 5% value-added tax is also assessed on imports at their time of entry.

Since 1991, however, the Government has enacted a number of trade reforms designed, among other things, to reduce the level and application of nominal tariffs. With the support of an Economic Reform Loan from the World Bank in 1991, Panama began to reduce its level of domestic protection.

In April 1996, Panama concluded bilateral negotiations with the U.S. as part of the WTO accession process. In mid-1997, the Assembly ratified and the President signed the WTO accession protocol, which became effective on September 6, 1997. In November 1997, the Government passed Cabinet Decree No. 68 of 1997, which reduced import duties for most products to levels significantly below those agreed to under the WTO accession process. As of December 31, 2001, the import duty ceiling for many such products was 15%.

One of the major changes in Panamanian tariffs since 1990 has been the movement away from specific tariffs and mixed specific and ad valorem tariffs to a solely ad valorem system using the declared CIF value as the basis for import duty calculations. In December 1996, the Cabinet adopted a series of measures, effective January 1, 1997, generally providing for the: (i) conversion of all existing quotas and import permits to ad valorem tariffs; (ii) conversion of all remaining specific or mixed tariffs to ad valorem tariffs; and (iii) setting of a tariff ceiling of 40% for industrial products and 50% for agro-industrial products. As of September 1, 1997, tariff reductions to 10% became effective for components of bread, cooking oils and more than 100 construction industry inputs, including steel and cement. The reduction or elimination of such tariff and non-tariff barriers have encouraged domestic producers that previously benefited from such protections to improve their efficiency in order to remain competitive. Additionally, Panama has recently changed its international trade classification system from the Customs Cooperation Council Nomenclature and Brussels Tariff Nomenclature to the Harmonized Tariff System, which became effective for the year 1998. Panama’s accession to the WTO required Panama to streamline its customs valuation system to conform to international standards.

The LUIT also included several tariff reduction measures. A 3% tariff, which had been available to only a limited number of industrial concerns for certain inputs and capital goods, was made available to all enterprises. Similarly, a tax rebate equivalent to 95% of the amount of import taxes paid on imported goods used for exports, which had been available only to exporters of industrial goods, was made available to all exporters.

In October 1999, the Moscoso administration increased tariffs within WTO guidelines for certain agricultural products. These agricultural products include poultry, dairy products, grains (rice) and vegetables (potatoes and onions). The tariffs on poultry were raised from 80% to 300%, on dairy products from 80% to 167%, on grains (rice) from 83% to 130% and on vegetables (potatoes and onions) from 70% to 77%. These tariffs are effective from October 1999 to January 2004. In 2000, the Moscoso administration increased tariffs on vegetable products to 32.5%, salt to 87% and vegetable oil to 30%. In 2001, the Moscoso administration approved a decrease in the tariff for raw materials for construction and for industrial manufacturing products such as cosmetics, shoes, detergents and paper.

Composition of Foreign Trade

The U.S. has historically been Panama’s most important trading partner. In 2001, trade with the U.S. accounted for 48.0% and 32.5% of total goods exports and imports, respectively. In recent years, the significance of U.S. trade, particularly with regard to exports, has increased significantly from 29.8% of exports in 1992 to 48.0% of exports in 2001. While this increase is attributable in part to a continued recovery from the depressed level of exports to the U.S. resulting from the 1988 economic sanctions, it also reflects the impact of E.U. trade policy on banana imports. For instance, the share of Panamanian exports that go to Germany, previously Panama’s second largest export market, has fallen from 28.0% of exports in 1992 to 3.2% of exports in 2001.

Panama’s other significant trading partners have included Costa Rica for exports and Japan and Ecuador for imports. Additionally, an average of approximately 12.3% of Panama’s imports from 1997 to 2001 came from the CFZ.

The following tables set forth the composition and geographical distribution of Panama’s imports and exports for the years indicated:

TABLE NO. 19

Composition of Merchandise Exports, F.O.B. (1)
(in millions of dollars)

	1997	1998	1999(R)	2000(R)	2001(P)
Petroleum(2)	$125.5	$84.1	$90.4	$210.1	$191.5
Non-petroleum Merchandise Exports:
Bananas	179.7	138.7	187.3	148.3	122.2
Muskmelon	—	—	—	11.7	15.8
Watermelon	—	—	—	3.9	9.8
Sugar	28.7	25.6	14.5	19.9	13.9
Shrimp	97.1	136.7	69.0	59.4	70.1
Coffee	22.4	24.0	20.0	16.0	11.1
Fishmeal(3)	8.4	12.1	5.7	10.0	12.8
Other seafood	41.0	67.9	65.7	8.9	9.3
Clothing	24.5	25.6	21.9	19.5	14.3
Other exports	246.2	277.1	323.8	421.7	473.1

Total	648.0	707.7	707.9	727.2	752.4
Re-exports Other Than CFZ	39.7	56.1	51.6	33.3	49.0

Total	$813.2	$847.9	$849.9	$970.6	$992.9

(P)	Preliminary figures.
(R)	Revised figures.
(1)	Excluding the CFZ.
(2)	Petroleum exports primarily consist of maritime and aviation fuel sales.
(3)	Including fish oil.

Source:  Office of the Comptroller General.

TABLE NO. 20

Composition of Merchandise Imports, C.I.F.(1)
(in millions of dollars)

	1997	1998	1999	2000	2001(P)
Food	$270.0	$326.2	$342.8	$348.0	$285.7
Capital Goods	762.9	891.3	839.4	688.0	476.2
Petroleum	262.1	184.6	302.0	447.0	426.0
Other Consumer Goods	1,697.4	1,996.1	2,031.6	1,895.6	1,566.7

Total	$2,992.4	$3,398.3	$3,515.8	$3,378.6	$2,754.6

(P)	Preliminary figures.
(1)	Excluding the CFZ.

Source:  Office of the Comptroller General.

TABLE NO. 21

Direction of Merchandise Trade
(as percentage of total)

	1997(R)	1998(R)	1999	2000	2001(P)
Exports (F.O.B.):
Western Hemisphere:
U.S. and Canada	47.9	42.7	43.1	40.5	48.5
Central America and the Caribbean	23.7	22.5	26.2	17.7	19.8
South America	4.0	3.7	3.3	1.8	4.0
Other	0.1	0.1	0.1	1.5	3.5

Total	75.7	70.0	72.7	61.4	75.8
Europe:
Germany	3.1	3.5	10.7	0.0	3.2
Italy	0.7	2.7	4.1	3.6	2.7
Belgium and Luxembourg	5.4	4.3	4.4	6.6	4.5
Other	13.5	16.7	4.4	13.9	9.6

Total	22.7	27.3	23.3	24.1	20.0
Other Countries	1.6	2.7	4.0	14.4	4.2
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%

Imports (C.I.F.):
Western Hemisphere:
U.S. and Canada	37.5	40.3	36.2	35.8	33.4
Mexico	4.9	4.8	4.9	4.1	4.0
Central America and the Caribbean Costa Rica	3.0	3.0	3.3	3.7	3.5
Trinidad and Tobago	0.5	0.2	1.2	0.0	0.1
Colón Free Trade Zone	13.9	12.7	12.5	10.5	11.9
Other	4.0	5.1	4.9	7.9	6.6

Total	21.4	21.0	21.9	22.1	22.1
South America:
Venezuela	3.9	3.5	2.9	3.0	5.2
Ecuador	5.5	2.9	5.3	6.2	8.0
Brazil	1.0	0.8	1.0	1.1	1.1
Other	4.4	3.2	4.0	6.3	7.2

Total	14.8	10.4	13.1	16.5	21.5
TOTAL	78.6	76.6	76.1	78.6	81.0
Europe:
Germany	1.3	1.3	1.4	2.0	1.7
France	1.5	0.9	0.7	0.6	1.5
Spain	1.3	1.3	1.5	2.4	2.1
Italy	0.7	0.6	0.7	0.6	0.6
Netherlands	0.6	0.7	0.6	0.5	0.5
United Kingdom	0.8	1.2	1.0	1.1	0.7
Other	2.7	2.3	3.9	2.5	1.3

Total	8.9	8.4	9.8	9.7	8.4
Japan	7.1	9.0	7.2	7.4	4.3
Other Countries	5.4	6.0	6.9	4.3	6.3
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%

(P)	Preliminary figures.
(R)	Revised figures.

Source:  Office of the Comptroller General.

Balance of Payments

The unique Panamanian monetary system and unusual features of the economy cause the balance of payments to be a less important indicator than fiscal policy for purposes of assessing the Government’s debt service capacity. In the absence of a national printed currency and a Balboa exchange market, balance of payments surpluses or deficits have less effect than fiscal policy on the accumulation or drawdown of Government foreign exchange reserves. Panamanian exporters retain the foreign exchange earned from their overseas sales, and Panamanian importers utilize their domestic U.S. dollar-denominated revenues to pay for foreign shipments. In addition, given the lack of a national printed currency and the limited role of BNP in the economy, it is often difficult to register capital movements in an orderly manner. Thus, errors and omissions in the balance of payments figures have tended to be significant.

In 1997, Panama implemented the V Version of the Balance of Payment Manual prepared by the IMF (“V Version”), a different methodology from that previously used, to calculate Panama’s balance of payments.

Data for 1997, calculated under V Version show an overall surplus of $341 million in balance of payments. For 1997 1998, 1999 and 2000, the balances under the current account calculated under V Version were $604 million deficit, $1.175 billion deficit, $1.376 billion deficit and $933 million deficit, respectively. For 1997, 1998, 1999 and 2000, the balances under the capital and financial account calculated under V Version were $860 million surplus, $957.1 million surplus, $1.372 billion surplus, and $3.8 million deficit, respectively. For 2001, the balances under the current account calculated under V Version was $499.7 million deficit. For 2001, the balance under the capital and financial account calculated under V Version was $588.8 million surplus.

In reviewing Panamanian balance of payments statistics for merchandise imports and exports, it is also important to consider the effect of the CFZ and the significant amount of merchandise passing through it. See “The Colón Free Trade Zone.” Panama had $3.38 billion in non-CFZ merchandise imports in 2000 (3.9% lower than in 1999), while imports to the CFZ were $4.43 billion. Similarly, Panama had $970.6 million in non-CFZ merchandise exports in 2000 (14.2% higher than in 1999), while the CFZ re-exports were $5.1 billion. In 2001, total imports to the CFZ were, preliminarily, $4.5 billion, down from $4.6 billion in 2000, while total re-exports were $5.3 billion, up from $5.2 billion in 2000.

Excluding the CFZ, Panama has historically suffered large merchandise trade deficits. In 2000, this deficit was $2.4 billion (24.0% of GDP), a decrease of 9.7% from 1999. In 2001, the deficit was $1.8 billion (17.3% of GDP), a decrease of 26.9% from 2000. However, these deficits have been significantly offset by the economic value added by the CFZ. Thus, the merchandise trade deficit including the CFZ was $1.2 billion in 2000 (11.9% of GDP), a decrease of 15.9% from 1999, but 49.4% less than the merchandise trade deficit excluding the CFZ. In 2001 the merchandise trade deficit including the CFZ was $825.9 million (8% of GDP), a decrease of 30.6% from 2000. Other segments within the service sector of the Panamanian economy, including ports and the Panama Canal, also help offset the merchandise trade deficit. In 2000, the service sector had a net balance of payments surplus of $691.8 million (a 12.4% increase from 1999). In 2001, the service sector had a net balance of payments surplus of $672.8 million (a 2.7% decrease from 2000). The resulting current account registered a deficit of $933.1 million in 2000 in contrast to the $1.4 billion deficit in 1999. In 2001, the current account registered a deficit of $499.7 million in contrast to the $933.1 million deficit in 2000.

The following table sets forth Panama’s balance of payments for the years 1997 through 2001:

TABLE NO. 22

Balance of Payments(1)
(in millions of dollars)

	1997	1998	1999(R)	2000(R)	2001(P)
Current Account:
Merchandise Trade Balance:
Exports	$6,655.4	$6,349.7	$5,299.5	$5,836.6	$5,883.8
Imports	(7,355.7)	(7,711.2)	(6,714.5)	(7,026.6)	(6,709.7)

Surplus (deficit)	(700.3)	(1,361.5)	(1,415.0)	(1,189.8)	(825.9)
Services	357.8	581.8	615.4	691.8	672.8
Rent(2)	(411.6)	(555.2)	(740.6)	(612.0)	(545.3)
Unilateral Transfers(3)	150.6	159.0	164.2	176.9	198.7

Surplus (deficit)	(603.5)	(1,175.9)	(1,376.0)	(933.1)	(499.7)

Capital and Financial Account:
Capital Account	72.7	50.9	3.0	1.7	1.6
Financial Account	787.7	906.2	1,369.2	(2.1)	587.2
Direct Investments	1,255.8	1,218.7	516.9	603.4	512.6
Portfolio Investments	(1,116.5)	372.2	(641.3)	(22.5)	712.1
Other Capital	648.4	(684.7)	1,493.6	(405.2)	(919.1)
Assets	(616.2)	678.9	2,068.4	358.5	856.4
Liabilities	1,264.6	(1,363.6)	(574.8)	(763.7)	62.7

Surplus (deficit)	860.4	957.1	1,372.2	(3.8)	588.8

Errors and Omissions	84.3	(244.3)	(144.2)	601.6	(393.2)

Overall Surplus (deficit)	341.2	(463.1)	(148.0)	(327.7)	(304.1)

Financing	(341.2)	463.1	148.0	327.7	304.1
Reserves	(609.9)	(103.4)	(184.5)	109.3	(478.5)
Gold	0.0	0.0	0.0	0.0	0.0
SDRs	0.5	0.1	1.2	1.3	4.0
IMF position	0.9	0.0	11.9	1.9	0.9
Foreign exchange	(59.7)	(93.7)	(82.4)	96.1	(483.4)
Other Holdings	(550.6)	(56.8)	0.0	0.0	0.0
Use of IMF credits	20.3	27.1	(23.2)	(52.1)	(33.6)
Exceptional Financing(4)	$248.2	$332.6	$355.7	$270.6	$816.1

(P)	Preliminary figures.
(R)	Revised figures.
(1)	Figures were calculated pursuant to the V Version of the Balance of Payment Manual prepared by the IMF.
(2)	Includes wages and investment profits.
(3)	Unilateral transfers consist of transactions without a quid pro quo, many of which are gifts and migrant transfers.
(4)	Refers only to loans.

Source: Office of the Comptroller General.

PUBLIC SECTOR DEBT

Internal Debt

From 1992 to 2001, the Central Government’s internal debt represented approximately one fourth of the total public sector debt. During this period, over 90% of this credit was extended by public sector sources, such as CSS and official banking institutions, and BNP in particular.

The largest single credit is a loan by BNP to the Central Government with an outstanding principal amount of $473.0 million as of December 31, 2001. This loan, which represents 32.9% of BNP’s loan portfolio, was a result of approximately $933 million in overdrafts by the Noriega-controlled Central Government at BNP during the 1987-1989 period. Until 1993, this obligation was undocumented. In October 1993, a restructuring was completed whereby the overdraft was converted into a series of 25-year non-negotiable, non-transferable notes, bearing interest at 2% per annum and requiring $17.3 million in semi-annual principal payments.

The largest component of public sector internal indebtedness as of December 31, 2001 is the $762.3 million owed by the Central Government to CSS. This amount represents accruals of contributions due CSS from the Central Government wage bill that were not made in cash by the Central Government and were evidenced by interest-bearing notes and bonds.

The Central Government also has a limited amount of debt obligations outstanding in the private domestic sector. The Ministry of Economy and Finance occasionally has issued domestic bonds and notes in the domestic market. In August 1999 the Government issued $395.0 million aggregate principal amount of SIACAP Bonds for the purpose of initially funding the retirement benefits of SIACAP participants. See “Employment and Labor—Social Security.” As of December 31, 2001, an aggregate of $747.6 million in domestic bonds and notes were outstanding. The Ministry expects to issue domestic instruments more frequently in the future. In addition, the Government has a strategic cash management plan that is intended to increase the volume of trades on La Bolsa, the private securities exchange. This plan provided for the issuance of short term securities to cover current cash needs for 2001.

The following table sets forth Panama’s outstanding public sector internal debt at year-end for the years 1997 through 2001:

TABLE NO. 23

Public Sector Internal Debt
(in millions of dollars)

	December 31,
	1997	1998	1999	2000	2001
Private Sector Sources:
Treasury certificates	$125.0	$0.0	$0.0	$0.0	$0.0
Treasury notes	0.0	38.0	114.0	114.0	250.0
Suppliers	0.1	0.0	0.0	0.0	0.0
Domestic bonds	43.1	81.5	92.3	102.0	92.8
Long-term private financing	28.8	24.2	19.7	15.3	10.8
Labor Notes(1)	44.3	36.0	33.0	24.9	30.1
SIACAP Bonds	0.0	0.0	394.9	363.9	363.9

Total	$241.4	$179.8	$654.0	$620.1	$747.6
Public Sector Sources:
CSS	$538.7	$610.6	$646.8	$788.5	$762.3
Official banking institutions	902.0	912.7	879.6	683.9	602.7
Other(2)	35.5	35.5	35.5	35.5	25.5

Total	1,476.2	1,558.8	1,561.9	1,507.9	1,390.5
Total Public Sector Internal Debt	$1,717.6	$1,738.6	$2,215.9	$2,128.0	$2,138.1

(1)	Notes issued under the Government’s early retirement program.
(2)	The remaining unpaid overdraft debt that the Central Government incurred at BNP during the 1987-1989 period is reflected in the “Official Banking Institutions” category.

Source:  Ministry of Economy and Finance.

External Debt

General.    As of December 31, 2001, estimated total external public sector debt was approximately $6.3 billion. This includes the external debt of the Central Government as well as debt of other public sector entities, including debt that is guaranteed by the Central Government. This amount reflects the successful conclusion in July 1996 of the Republic’s Brady Plan restructuring of substantially all its medium- and long-term commercial bank debt and the outstanding amount of global bonds sold by Panama. On September 26, 1997, Panama retired approximately $713 million in Brady Bonds pursuant to an exchange offer for $600 million of its 8 7/8% U.S. Dollar-Denominated Global Bonds Due 2027. Simultaneously, Panama sold $100 million of these bonds for cash. On March 31, 1999, Panama repurchased approximately $203 million principal amount of Brady Bonds. As of December 31, 2001, Panama repurchased Brady Bonds in the principal amount of $53.5 million in 2000 and $147.9 million in 2001. As of December 31, 2001, approximately 77.0% of the total external public sector debt was owed to commercial lenders and bondholders, with 17.5% owed to multilateral institutions and 5.3% owed to bilateral lenders.

The following tables set forth the composition of external public sector debt outstanding at year-end for the years 1997 through 2001 and the scheduled amortizations for external public sector debt for each of the years indicated:

TABLE NO. 24

Public Sector External Debt(1)
(in millions of dollars)

	December 31
	1997	1998		1999	2000	2001
Commercial banks	$70.8	$4.1		$19.0	$12.7	$12.5
Bonds	3,528.5	3,733.7		3,848.5	4,098.3	4,821.4
Suppliers and contractors	28.9	0.6		0.2	0.0	0.0
Multilateral agencies	932.8	1,148.4		1,165.9	1,113.1	1,098.7
Bilateral entities	489.9	462.0		434.5	380.0	330.2
San José Accord	0.0	0.0		0.0	0.0	0.0

Total	$5,051.0	$5,348.8	(2)	$5,568.1	$5,604.1	$6,262.8

(1)	The outstanding amount for years prior to restructuring reflects past due interest. Debt stated at its face amount and not at trading value in the secondary market.
(2)	Approximately $163.2 million in debt was transferred to the privatized IRHE.

Source:  Ministry of Economy and Finance.

TABLE NO. 25

Public Sector External Debt Amortization
(in millions of dollars)

	2002	2003	2004	2005	2006	2007	2008 and Thereafter
Multilaterals
World Bank	$26.68	$34.78	$37.57	$40.67	$42.91	$42.95	$143.29
IDB	34.12	62.63	77.65	82.53	283.74	82.54	745.86
IMF	8.05	8.80	8.79	8.79	8.79	8.79	4.40
IADF	2.17	2.25	1.99	1.76	1.76	1.76	11.25
CAF(1)	4.56	6.77	10.76	10.76	10.76	10.76	5.38

Total	75.58	115.23	136.75	144.50	147.95	146.80	910.18
Bilaterals	34.17	33.56	27.68	24.56	23.42	22.54	203.55
Bonds	493.48	53.88	53.88	53.88	565.98	78.09	3,829.30
Commercial Debt	8.19	8.02	11.17	0.00	0.00	0.00	0.00

Total	$611.42	$210.68	$229.47	$222.94	$737.36	$247.43	$4,943.03

(1)  Andean Development Corporation.

Source: Ministry of Economy and Finance.

The 1980s Debt Crisis.    Panama’s economic performance measured by the growth rate of GDP during the 1980s was poor in comparison with the strong results registered during the previous three decades. The factors causing low growth rates included the growing influence of the public sector on the economy and the uncertainty related to the military government’s control of the country. Additionally, Panama had borrowed heavily in the late 1970s and early 1980s, and the profile of maturities on Panamanian public sector debt was such that a large concentration of the total debt became due in the 1985-1986 period. In 1982, Panama ceased paying principal due on its commercial bank debt, and in October 1985, it completed a major restructuring of debt maturities coming due in 1985 and 1986 totaling $580 million. Additionally, participating lenders funded a new $60 million term credit facility and various lines of credit for public sector entities.

While Panama serviced the interest on its outstanding commercial bank debt for a period after the 1985 restructuring, the worsening economic situation during that period caused Panama to cease all external debt payments in 1987. As a result, Panama defaulted under all of its external indebtedness. Panama subsequently was declared ineligible to use the resources of the IMF and the World Bank, and the IDB placed the country on non-accrual status.

Following the U.S.’s military operation in December 1989, the Endara government declared that it would honor existing financial obligations. In April 1990, the Republic began making payments on a current basis to the international financial institutions. At the same time it began to organize a support group, led by the U.S., to raise the financing necessary to clear the substantial arrears which it had accumulated with the international financial institutions and the Paris Club.

International Financial Institutions.     Panama has used the IDB as a significant source of financing. Between 1990 and 2001, Panama entered into agreements with the IDB for a total of $675.7 million in loans, of which $430.0 million had been disbursed as of December 31, 2001. These agreements finance projects in health, transportation, social investment and modernization as well as co-financings with the World Bank concerning the public sector reforms and financial adjustments contemplated by the Development Program and the Economic Development Plan. See “The Panamanian Economy—Reforms and Development Programs.” Prior to 1990, Panama borrowed money from the IDB’s Fund for Special Operations and Social Progress Trust Fund in order to finance agricultural, fisheries, transportation, education, real estate, urban and industrial development programs.

In 1992, Panama entered into a standby agreement with the IMF covering the years 1992 to 1995 for Special Drawing Rights (“SDR”) 120.7 million ($186.7 million), of which SDR 81.5 million were disbursed before the remainder was canceled by the IMF. Panama entered into another standby agreement covering the period 1995 through March 1997 for SDR 84.1 million ($122.0 million), of which SDR 61.1 million were disbursed. In December 1997, Panama and the IMF established a three-year extended fund facility for SDR 120 million (approximately $162 million), of which SDR 40 million were disbursed prior to Panama’s cancellation of the extended fund facility in April 2000. On June 30, 2000, the Republic entered into a 21-month standby arrangement with the IMF for SDR 64 million (approximately $85.5 million) to support the Government’s economic program for 2000 to 2001. The Government viewed this standby arrangement as a precautionary measure as it moved forward with important fiscal and structural reforms. No disbursements were made pursuant to the standby agreement. Panama and the IMF have maintained a continuous dialogue concerning Panama’s economic performance and economic programs, but as of December 31, 2001, the Government had not agreed on a new standby agreement with the IMF.

In February 1992, Panama entered into a $120 million loan with the World Bank to finance structural adjustments, an important component of Panama’s 1990 economic recovery program, which had been totally disbursed as of June 30, 1997. During 1994, the Government entered into a loan of $60 million with the World Bank. As of December 31, 2001, $48.6 million had been disbursed. In July 1995, Panama borrowed $25.0 million to finance rural health programs, of which $18.5 million had been disbursed as of December 31, 2001. In April and May of 1996, Panama entered into two additional loans with the World Bank for a total amount of $65.0 million to finance external debt relief and a new basic education program. The loan to finance external debt relief was totally disbursed. As of December 31, 2001, $33.8 million had been disbursed under the education loan. In December 1998, Panama entered into a technical assistance loan of $61 million with the World Bank, of which the entire proceeds had been disbursed as of December 31, 2000. Panama entered into two additional loans with the World Bank in April and October of 2001. One loan was in the amount of $47.9 million to finance a Land Administration Program, while the other was for the amount of $10.5 million to finance a project on Technical Assistance Public Politics Reform.

As of December 31, 2001, Panama’s subscription to the IMF (which corresponds to its quota) was SDR 206.6 million. As of December 31, 2001, Panama’s subscription to the capital of the World Bank was $46.4 million. Of this amount, $3.2 million had been paid as of December 31, 2001. The balance of Panama’s subscription is callable only if required by the World Bank to meet its obligations for funds borrowed or loans guaranteed by it. In addition, Panama has subscriptions to the IFC and MIGA of $1.0 million and $1.4 million, respectively, as of December 31, 2001.

As of December 31, 2001, Panama’s subscription to the IDB was $35.7 million. Of this subscription, $18.7 million had been paid as of December 31, 2001, and the balance is callable if required to meet the IDB’s obligations. Panama’s contribution to the IDB’s Fund for Special Operations was $25.0 million as of December 31, 2001. Panama’s principal financing program with the IDB as of December 31, 2001 was a project for expansion of the electricity network with a loan amount of $72.0 million.

Other Development Financing

In July 2000, Panama entered into a $30.0 million loan agreement with the International Commercial Bank of China, the proceeds of which are intended to be used to decrease poverty levels. It is expected that Panama will receive four disbursements of $7.5 million each under this loan. The first disbursement was made in November 2001, and it is expected that in 2002 the remaining amount will be disbursed.

Arrangements with the Paris Club.    In November 1990, Panama reached an agreement with the Paris Club for rescheduling principal and interest payments then in arrears and those falling due through March 1992. Panama completed the normalization, and in January 1992 the Paris Club agreement was implemented through the clearing of approximately $40 million of arrears. The clearing of these arrears permitted the resumption of flows from international financial institutions. Repayments by Panama were generally to be made in ten equal and successive semi-annual payments with the first payment on January 15, 1997. The final payment was made in July 2001.

1994 Note and Bond Exchange.    In early 1994, in an effort to begin regularizing its external commercial financial obligations, Panama made an offer to exchange five issues of Floating Rate Notes due 1987-1992 with an aggregate original principal amount of $195 million, an issue of EUA Bonds due 1978-1983 with an original principal amount of EUA 20 million, and three issues of Japanese Yen bonds with an aggregate original principal amount of ¥27 billion (collectively, the “Old Bonds”), all of which were in default with respect to principal and interest, for a combination of cash and new notes. Under the offer, exchanging parties received cash in an amount equal to 25% of their past due interest and Floating Rate Notes (“FRNs”) in the principal amounts of their Old Bonds plus 75% of the past due interest. The FRNs are amortizable in 13 equal semi-annual installments through May 2002. They bore interest at six-month LIBOR plus 1% per annum. A similar exchange offer was made in 1994 solely for the Old Bonds denominated in Japanese Yen that offered new instruments denominated in Yen (“Yen Bonds”). Subsequent exchange offers were made in July 1994, June 1996 and October 1996 for holders of Old Bonds who did not participate in the earlier offers. As a result of these four exchanges, all of the Old Bonds, except a small amount of the EUA Bonds with a U.S. dollar equivalent face amount of approximately $801,736 have been exchanged, and the aggregate outstanding principal amount of FRNs and Yen Bonds as of December 31, 2001 was the equivalent of $32.8 million.

1995 Financing Plan.    On May 9, 1995, Panama and its Bank Advisory Committee reached an agreement-in-principle on the restructuring of Panama’s medium- and long-term public sector indebtedness owed to commercial banks, as well as for interest arrears accrued in respect of such indebtedness since 1987. Pursuant to that agreement, on July 17, 1996, Panama issued approximately $3.23 billion principal amount of bonds to holders of debt (“Eligible Debt”) in consideration for the tender by such holders of their Eligible Debt and interest arrears accrued in respect thereof since 1987 (“Eligible Interest”). The bonds were issued pursuant to an exchange agreement implementing the Republic of Panama 1995 Financing Plan (the “1995 Financing Plan”), which provided for the restructuring of approximately $1.98 billion of Eligible Debt and arrangements for approximately $1.83 billion of Eligible Interest. Panama’s 1995 Financing Plan was a “Brady Plan” restructuring, i.e., a debt restructuring based on the policy articulated by U.S. Treasury Secretary Nicholas Brady in a speech before the Third World Debt Conference in March 1989. The Brady Plan advocated restructurings that would, among other things, (i) exchange debt for freely transferable bonds, (ii) result in significant reductions in the level of debt and the rate of interest payable thereon, and (iii) collateralize some types of new bonds with the pledge of U.S. Treasury zero-coupon obligations.

The 1995 Financing Plan produced a reduction of $37 million in respect of Eligible Debt as a result of the acceptance of discount bonds by certain holders and a reduction of $378 million in respect of Eligible Interest as a result of the recomputation of interest in accordance with the 1995 Financing Plan.

As of December 31, 2001, the Republic had repurchased and capitalized $745.5 million principal amount of PDI Bonds and repurchased $841.3 million principal amount of IRBs since the 1995 Financing Plan was implemented. Additionally, on September 26, 1997, Panama retired approximately U.S. $713 million principal amount of Brady Bonds pursuant to an exchange offer for U.S. $600 million of its 8 7/8% U.S. Dollar-Denominated Global Bonds due 2027. Simultaneously, Panama sold U.S. $100 million of these bonds for cash. In 1999 and 2000, Panama repurchased approximately $357 million principal amount of Brady Bonds. Since the implementation of the 1995 Financing Plan, Panama has purchased or obtained by exchange approximately $1.8 billion in aggregate principal amount of Brady Bonds as of December 31, 2001.

Other Debt Resolutions and Restructurings.    Panama also restructured or repaid several other public sector credit facilities on which it had defaulted, beginning during the 1987-1989 period. In 1996, Panama resolved bilateral obligations to Mexico and Venezuela that had been created pursuant to the San José Accord, a regional agreement pertaining to petroleum import financing. The debt, in the amount of $143.5 million to Mexico and $160.2 million to Venezuela, has now been fully satisfied. Also in 1996, a series of working capital lines of credit totaling approximately $44 million, which had been extended by banks to public sector entities and guaranteed by the Central Government as part of the 1985 debt restructuring, were restructured with principal payments to be made over a four-year period ending in 2000. In 1994, BNP paid off a defaulted $112 million interbank money market facility. In December 1998, BNP and the Libyan Arab Foreign Bank agreed to cancel the approximately $40 million in outstanding principal and interest arrears related to BNP’s credit facility in an original principal amount of $20 million from the Libyan Arab Foreign Bank.

Nonrestructured Debt.    As a result of the transactions described above, substantially all of Panama’s external debt has been either settled or restructured since 1990. Panama is not in default on any of the restructured external debt. A total of $1.0 million principal amount of debt, representing less than 0.02% of Panama’s public sector external debt as of December 31, 2001, has not been restructured. Holders of EUA Bonds with a U.S. dollar equivalent face amount of approximately $801,736 have not tendered such principal amounts in any of the four exchange offers for the Old Bonds.

Global Notes and Bonds.    On February 12, 1997, Panama issued $500 million principal amount of 7 7/8% Notes due 2002 (the “1997 Eurobonds”). On September 27, 1997, Panama issued $700 million principal amount of 8 7/8% U.S. Dollar-Denominated Global Bonds Due 2027 (the “1997 Global Bonds”). On April 29, 1998, Panama issued $300 million principal amount of 8.25% Notes Due April 22, 2008 (the “8.25% Notes”). On March 31, 1999, Panama issued $500 million principal amount of 9.375% U.S. Dollar-Denominated Global Bonds Due 2029 (the “1999 Global Bonds”). The 1999 Global Bonds are redeemable at the option of the holder on April 1, 2006. On July 13, 2000, Panama issued $350 million principal amount of 10.75% Global Bonds Due 2020 (the “2000 Global Bonds”). On February 8, 2001, Panama issued $750.0 million principal amount of 9.625% Global Bonds due 2011 (the “2001 Global Bonds”). On July 13, 2001, Panama purchased $245 million of its 7.875% Global Bonds due 2002, and as part of the tender offer, issued warrants to purchase either an existing issue of 2011 Bonds or a new issue of 2012 Bonds in January 2002. On November 16, 2001, Panama issued $250 million principal amount of its 8.25% Notes due 2008, in a reopening of that issue. On December 11, 2001, Panama issued $100 million principal amount of its 8.25% Notes due 2008 in an additional reopening of that issue.

The global notes and bonds issued by Panama in the international capital markets since 1997 are unsecured, pay interest semi-annually, and have been issued in global registered form; these debt securities each rank pari passu in right of payment without any preference among themselves and with all other existing and future unsecured and unsubordinated indebtedness of Panama.

TABLES AND SUPPLEMENTARY INFORMATION

TABLE NO. 26

External Direct Debt of the Republic
Central Government

	Interest	Issue Date	Final Maturity	Amortization	Amount Issued	Principal Amount(s) Outstanding at December 31, 2001(1)
					(in millions of dollars)
MULTILATERAL ORGANIZATIONS
International Monetary Fund	Floating	Various	Various	Various	$405.2	$53.9	(2)
World Bank	Various	Various	Various	Various	554.5	282.8	(2)
Inter-American Development Bank	Various	Various	Various	Various	1,415.1	726.6	(2)
International Agricultural Development Fund	Various	Various	Various	Various	50.0	8.5	(2)
Corporación Andinade Fomento	Floating	Various	Various	Semiannually	60.0	26.9

Total (Multilateral Organizations)						$1,098.7
BILATERAL ORGANIZATIONS
Government Direct Creditors(3)	Fixed/Various	Various	Various	Semiannually	$250.0	$113.5
Banks with Official Guarantees(4)	Various	Various	Various	Semiannually	157.0	121.8
Support Groups	Floating	Various	Various	Semiannually	146.4	94.9
Paris Club Phase II	Various	15-Jan-92	15-July-01	Semiannually	$184.2	$0.0	(5)

Total (Bilateral Organizations)						$330.2
Commercial Banks	Various	Various	Various	Semiannually	$58.5	$012.5
BONDS
Par Bonds	Fixed increasing from 3% to 5.5%	17-July-96	17-July-26	Bullet	$262.7	$174.5
Discount Bonds	LIBOR + 13/16%	17-July-96	17-July-26	Bullet	45.5	15.7
IRBs	Fixed increasing from 3.5% to 5% until 17-July-03; then LIBOR + 13/16%	17-July-96	17-July-14	Semiannually beginning 17-July-01	1,568.6	700.3
PDI Bonds	LIBOR + 13/16%	17-July-96	17-July-16	Semiannually beginning 17-July-06	1,350.9	605.4
1997 Eurobonds	7 7/8%	13-Feb.-97	13-Feb.-02	Bullet	500.0	341.6
1994 Floating Rate Notes	LIBOR+1%(6)	Various	10-May-02	Semiannually	1,382.4	32.8	(5)
Unrestructured	Various	Various	Past Due	Past Due	86.0	1.0	(7)
Canal Bond	Fixed	21-Dec.-62	15-Mar.-01	Annually	9.0	0.0
1997 Global Bonds	8 7/8%	26-Sep.-97	30-Sep.-27	Bullet	700.0	700.0
8.25% Notes	8.25%	29-Apr.-98	22-Apr.-08	Bullet	300.0	650.0
1999 Global Bonds	9.375%	31-Mar.-99	1-Apr.-29	Bullet	500.0	500.0
2000 Global Bonds	10.75%	13-July-00	15-July-20	Bullet	350.0	350.0
2001 Global Bonds	9.625%	8-Feb.-01	8-Feb.-11	Bullet	750.0	750.0

Total (Bonds)						$4,821.4

SUPPLIERS AND CONTRACTORS
Central Government	8%	Various	Various	Various	$1.0	$0.0

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate (selling) as of December 31, 2001.
(2)	Various currencies.
(3)	Former account for AID and AID-Guaranteed.
(4)	Former account for Official Providers.
(5)	Currencies made up of U.S. dollars and Japanese Yen.
(6)	Notes denominated in Japanese Yen pay at 3.75%.
(7)	Currencies made up of U.S. dollars and European Units of Account, includes past due interest.

Source:  Ministry of Economy and Finance.

TABLE NO. 27

External Debt Guaranteed by the Republic
Decentralized Institutions

	Interest	Issue Date	Maturity	Amortizations	Disbursed	Principal Amount Outstanding as of December 31, 2001(1)
					(in millions of dollars)
Multilateral Organizations
Inter-American Development Bank (“IDB”)	Various	Various	Various	Semiannually	$352.7	$43.1
Bilateral Organizations(3)
Government Suppliers	Fixed	Various	Various	Semiannually	$ 20.9	$ 9.0
Banks with Official Guarantee	Various	Various	Various	Semiannually	18.2	3.2
Official Providers(2)	Various	Various	Various	Semiannually	71.2	0
Total (Bilateral Organizations)						$12.2
Commercial Banks and Other Working Capital	LIBOR +various spreads	8-Jan.-96 11-Jan.-96	8-Jan.-0011- Jan-00	Semiannually	$ 43.9	$ 1.2

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate (selling) as of December 31, 2001.
(2)	Various currencies.

Source:  Ministry of Economy and Finance.

TABLE NO. 28

Internal Securities Debt of the Republic
Outstanding on December 31, 2001

Name	Interest Rate	Amortization	Issuance Date	Final Maturity	Outstanding Amount
					(millions of dollars)
I. Bonds
State Bonds	6.0%	Quarterly	Various 1987	Various 2007	$ .78
Internal Public A Series	1.0%	Semiannually	Various 1994	Various 2004	.02
Internal Public B Series	4.0%	Semiannually	Various 1994	Various 2004	.06
Internal Public C Series	4.5%	Semiannually	Various 1994	Various 2004	.52
Internal Public D Series	6.0%	Semiannually	Various 1994	Various 2004	13.51
Agrarian	1.0%	Quarterly	Various 1969	Various 2009	1.03
Agrarian B Series	6.0%	Quarterly	Various 1977	Various 2002	.75
Agrarian C Series	4.0%	Quarterly	Various 1979	Various 2004	1.62
1984 Agrarian A Series	6.0%	Quarterly	Various 1984	Various 2009	1.15
Urban Renovation	9.0%	Quarterly	Various 1982	Various 2002	1.33
Urban Renovation B Series	9.0%	Quarterly	Various 1985	Various 2005	.58
Mortgage B Series Floating	Floating	Semiannually	16-May-84	16-May-04	2.91
Public Works Bonds	LIBOR + 3¼%	Quarterly	October 1997	October 2007	55.64
Treasury Bonds (1998-2003)	LIBOR + 3¼%	Quarterly	April 1998	April 2003	12.86

Total (Bonds)					$ 92.76

II. Social Security Bonds
1987 Internal Health System	9.0%	Quarterly	Various 1987	Various 2002	$ .88
1987 Complementary Fund	9.0%	Quarterly	Various 1987	Various 2002	.60
1989 Complementary Fund	9.0%	Quarterly	Various 1989	Various 2004	2.37
1989 Internal Health System	9.0%	Quarterly	Various 1989	Various 2004	4.93
Urban Renovation Santa Ana	9.0%	Quarterly	14-Jan.-82	14-Jan.-02.00
1982 Urban Renovation	9.0%	Quarterly	14-Jan.-82	14-Jan.-02.25
Mortgage A Series	Floating	Semiannually	Various 1983	Various 2003	1.19
Mortgage B Series	Floating	Semiannually	Various 1984	Various 2004	.24

Total (Social Security Bonds)					$ 10.46

II. SIACAP Bonds
SIACAP B Series	8.125%	Semiannually	August 1999	August 2006	132.00
SIACAP C Series	8.5%	Semiannually	August 1999	August 2013	231.92
Total (SIACAP Bonds)					$363.92

Source:  Office of the Comptroller General.